SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

JULY 31, 2003

AngloGold Limited
(Name of Registrant)

11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
South Africa
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒ Form 40-F: ❑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ❑ **No**: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ❑ **No**: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ❑ **No**: ☒

Enclosures: ANGLOGOLD REPORT FOR THE QUARTER AND SIX MONTHS ENDED 30 JUNE 2003, PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)


anglogold



Anderson Sergio Da Fonseca Martins (27) is a Maintenance Mechanic at AngloGold's Cuiabá mine in Brazil

Report

for the quarter and six months ended 30 June 2003

Group results for the quarter …

- Operating profit[1] down 4% to $140m and total cash costs up 6% to $223/oz, due to stronger currencies against the US dollar in operating regions
- Operations steady, with higher volume mined offsetting lower grades – Production increased 2% to 1.43Moz
- Received gold price[2] up 3% to $354/oz
- Further 7% reduction in hedge book to 8.73Moz

… and for the six months

- Headline earnings[3] down 20% to $140m or 63 US cents per share
- Lower grades and stronger currencies reduced operating profit to $286m and increased total cash costs to $217/oz
- Gold production slightly higher at 2.84Moz
- Interim dividend declared at R3.75 or 51 US cents per share

		Quarter ended Jun 03	Quarter ended Mar 03	6 Mnths ended Jun 03	6 Mnths ended Jun 02	Quarter ended Jun 03	Quarter ended Mar 03	6 Mnths ended Jun 03	6 Mnths ended Jun 02
		Rand/Metric				Dollar/Imperial			
Gold									
Produced	– kg / oz (000)	**44,613**	43,605	**88,218**	87,185	**1,434**	1,402	**2,836**	2,803
Price received[2]	– R/kg / $/oz	**87,983**	91,962	**89,948**	104,305	**354**	344	**349**	296
Total cash costs	– R/kg / $/oz	**55,502**	56,100	**55,797**	55,085	**223**	210	**217**	156
Total production costs	– R/kg / $/oz	**65,654**	66,520	**66,082**	68,629	**264**	248	**256**	195
Operating profit	– R / $ million	**1,094**	1,208	**2,302**	3,460	**142**	145	**287**	316
Operating profit excluding unrealised non-hedge derivatives	– R / $ million	**1,082**	1,216	**2,298**	3,383	**140**	146	**286**	309
Net profit	– R / $ million	**444**	547	**991**	1,638	**57**	66	**123**	150
Headline earnings	– R / $ million	**513**	605	**1,118**	1,973	**66**	73	**139**	180
Headline earnings before unrealised non-hedge derivatives	– R / $ million	**516**	614	**1,130**	1,932	**66**	74	**140**	176
Capital expenditure	– R / $ million	**538**	488	**1,026**	1,297	**69**	59	**128**	118
Earnings per ordinary share									
Basic	– cents per share	**199**	246	**445**	740	**26**	30	**55**	68
Headline	– cents per share	**230**	272	**502**	891	**30**	33	**62**	81
Headline before unrealised non-hedge derivatives	– cents per share	**232**	276	**507**	872	**30**	33	**63**	79
Dividends	– cents per share			**375**	675			**51**	64

$ represents US dollar, unless otherwise stated

Note: 1 Operating profit excluding unrealised non-hedge derivatives
3 Headline earnings before unrealised non-hedge derivatives
2 Price received including realised non-hedge derivatives

Letter from
Chairman and CEO



Russell Edey
Chairman

Bobby Godsell
Chief Executive Officer

Dear Shareholder

AngloGold has, for a second successive quarter, produced results which are operationally sound, with gold production 2% higher, despite the expected lower grades at many of the operations. Again this quarter, as we anticipated in our report for the first three months of 2003, the company's results were adversely affected by local currency strength in seven of the eight countries in which we do business - total cash costs rose 6% to $223/oz and operating profit was 4% lower at $140m. Headline earnings were 11% down, to $66m for the quarter.

The effects of the lower grade and stronger currencies were moderated by a higher received price for gold, which was 3% higher, at $354/oz, despite the marginal decline in the average spot gold price for the quarter. Going forward, we expect the company's prudent management of its hedge book, which declined by a further 610,000 oz this quarter, to ensure that the price we receive for gold will continue to be close to the dollar spot price. The Board has decided to change the targeted level of hedging commitments from 50% to 30% of five years' production. It was also confirmed that management would continue to have the latitude to put new contracts in place where circumstances make this prudent.

We were disappointed with the company's safety performance during the quarter, as reflected in both our fatal accident and lost time injury frequencies. Workplace safety remains a priority and operating management has measures in place to improve our performance in this critical area.

Looking ahead to the operations for the rest of the year, we expect performance to improve as the grade at Geita strengthens and production levels at CC&V increase during the third and fourth quarters.

This year's biennial wage negotiations for our South African operations have now been completed. The agreement will have the effect of increasing employment costs at these operations by approximately 10% per annum, including the provisions for increased leave and employer contributions to retirement funding. It remains management's commitment, as in previous years to ensure that this increase does not lead to a material increase in unit labour costs on AngloGold's South African operations, through continuing productivity improvement programmes, which have seen individual employee productivity improve by 18% over the last five years.

We understand that Ashanti Goldfields has been advised by the Government of Ghana that it has appointed a consortium led by Société Générale to act as advisors to the government as a shareholder, holder of the golden share in Ashanti and as a regulator of the mining industry in Ghana, and to assist the Government in arriving at a decision on the proposed merger of Ashanti and AngloGold.

As we note elsewhere in this report, AngloGold and our partners in the Jerritt Canyon joint venture, Meridian Gold, have concluded the sale of Jerritt Canyon to Queenstake Resources. With the consequent rationalising of AngloGold's regional activities, our offices in Denver are being rightsized. Jim Komadina, who had the position of President, AngloGold North America, has left the company. We take this opportunity to thank Jim for his contribution to AngloGold and wish him well in the future.

AngloGold has declared an interim dividend of 375 South African cents per share, or 51 US cents per share[1] (the interim dividend paid in 2002 was 675 South African cents per share, or 63.8 US cents per share). This level of dividend is consistent with AngloGold's established practice of paying out a significant proportion of its earnings to shareholders, after providing for its organic growth objectives.

Russell Edey
Chairman
30 July 2003

Bobby Godsell
Chief Executive Officer

[1] *See note 5 on page 14*

Financial and Operating Review

Overview of the quarter

Gold production increased by 32,000oz, or 2%, during the quarter, with higher production from the South African, East & West African and North American operations. Anticipated lower grades at some operations were more than offset by higher volumes. The gold price received increased by $10/oz despite a $6/oz reduction in the spot price. However, as was the case in the first quarter this year, the stronger currencies in South Africa – where the rand firmed by 7% over the period – South America, Australia and Mali, resulted in a 6% increase in total cash costs to $223/oz. This more than offset the higher production and gold price, reducing operating profit by $6m, or 4%, in comparison with the March quarter to $140m.

The lower operating profit together with exchange losses of $6m reduced headline earnings for the quarter by 11% to $66m or 30 US cents per share.

Returns on capital and equity decreased from 11% to 10% and from 14% to 12% respectively, primarily due to stronger local currencies.

The board has approved capital expenditure on two organic growth projects which have been referred to in previous quarterly reports. Approval has been given for the R1.2bn projects at TauTona – two VCR and one CLR extension. These will deliver 1.8Moz over the next ten years. In addition, A$87m has been set aside for the underground feasibility study at Sunrise Dam. This cost will be more than offset by revenue generated from the 300,000oz produced, from the trial mining that will form part of this study.

AngloGold's net hedge position at the end of the quarter was 8.73Moz – 610,000oz or 7% less than its net hedged position at the end of the first quarter this year, reflecting the company's continued strategy of reducing the hedge book in the context of a sustained stronger dollar gold price. AngloGold will continue to manage its forward sales position to ensure that the price received tracks the dollar spot price.

Overview of the half-year

Although gold production for the first half of 2003 was marginally higher than for the corresponding period last year at 2.84Moz, it was at a lower grade, primarily at Geita, and at Great Noligwa. This together with stronger currencies, increased total cash costs by $61/oz to $217/oz. The $53/oz increase in the received price of gold to $349/oz was not sufficient to offset the increased costs and operating profit also decreased by 7% to $286m. Higher corporate and exploration costs and increased effective tax rates resulted in headline earnings for this period decreasing by 20% to $140m, or 63 US cents per share.

Operating results for the quarter

South Africa

Great Noligwa's gold production was up by 8% or 389kg (14,000oz) due to an additional 5% or 5,000m^2 mined and despite a 3% decrease in yield to 10.06g/t. Grades are expected to increase only slightly above this level during the second half of 2003. Total cash costs at R53,096/kg ($214/oz) were 3% lower than those of the previous quarter. Treatment costs were higher owing to the additional tons of ore treated. Despite the increased volume, operating profit was down by 1% at R206m ($27m) as a result of the reduced yield, higher total cash costs and lower price received. Two employees lost their lives in separate incidents, one from a fall of ground and the other as a result of being struck by falling rock.

At **Kopanang**, lower volumes mined contributed to the 7% or 285kg (10,000oz) reduction in gold produced to 3,589kg (115,000oz). Total cash costs were 4% higher at R66,409/kg ($268/oz) mainly because of the lower gold production. Operating profit was down 31% to R68m ($9m), primarily as a result of lower volumes, a slightly reduced yield (1%), and a decrease in the rand gold price. During the quarter Projek Katleho came to an end. At the conclusion of this three-year project, valuable experience has been gained in using technology and team training to improve productivity. Two separate falls of ground resulted in two fatalities during the quarter.

Tau Lekoa's gold production was in line with the previous quarter at 2,539kg (82,000oz). The effect of an 11% decrease in grade to 4.2g/t as grades returned to targeted levels, was offset by productivity improvements. Total cash costs were marginally higher at R67,347/kg ($271/oz) while operating profit decreased by 8% to R46m ($6m) largely as a result of the lower rand gold price. One employee was killed as a result of a fall of ground in June.

At **Mponeng**, gold production was up by 5% or 187kg (6,000oz) to 3,976kg (128,000oz) because of higher volumes. Total cash costs were marginally lower in rand terms at R57,851/kg ($233/oz), while operating profit rose by 7% to R91m ($12m) resulting from an 8% increase in volume mined. The additional volumes were achieved by working additional production shifts during the quarter and improved productivity. A fall of ground as a result of seismic activity resulted in one fatality.

Savuka's gold production increased by 10% or 161kg (5,000oz) to 1,653kg (53,000oz) although the area mined was down by 7% as mining of uneconomic VCR panels was stopped. The recovered grade was 10% higher at 6.27g/t as a result of improvements in vamping. Total cash costs at R95,444/kg ($384/oz) were 11% lower than those of the previous quarter due to the increase in gold produced and cost-saving initiatives such as a reduction in labour and contractor costs. Downsizing of the labour force will continue over the next six months in order to ensure that the number of people employed is appropriate for the level of production. The operating loss for the quarter decreased by 33% to R16m ($2m) due in large part to the higher yield. A seismic-related fall of ground resulted in the death of one employee.

At **TauTona**, gold production was 6% higher than that of the previous quarter at 5,024kg (161,000oz) mainly as a result of a 7% increase in grade to 11.93g/t. The volume mined was down as a result of production delays following the seismic incidents. The higher gold output resulted in a 6% decrease in total cash costs to R46,091/kg ($186/oz) while operating profit increased by 6% to R195m ($25m). During the quarter, nine employees lost their lives in two seismic-related falls of ground, after the mine had achieved record-breaking safety performances during 2001 and 2002. Management and safety representatives continue to look for ways of managing seismicity and improving safety underground.

At **Ergo** gold production was 1,532kg (49,000oz), 14% lower than the previous quarter due to a decline in the head-grade and reduced contribution from the pyrite gold circuit. Throughput was down on the previous quarter due to thickening constraints from the lower settling rate of material during the cooler weather. Total cash costs were 13% higher at R87,137/kg ($351/oz) due to the reduced throughput and lower gold production. Largely as a result of lower yields, reduced volumes and the lower rand gold price, Ergo showed an operating loss for the quarter of R8m ($1m), from an operating profit of R7m ($1m) in the previous quarter.

East and West Africa

At **Geita** (50% attributable), gold production decreased by 3% to 62,000oz and recovered grade was down 9% to 2.58g/t. Mill throughput was up 7% for the quarter while costs associated with the additional throughput coupled with the decreased production resulted in total cash costs increasing by 6% to $230/oz. As indicated in October 2002, grades are expected to improve in the next quarter. Operating profit decreased by 20% to $3m. There was one lost time injury recorded at Geita. The throughput increase that was contemplated (5.6Mtpa) with the completion of the plant expansion project at the end of 2002, is being achieved and exceeded.

Production at **Morila** (40% attributable) is consistent with the previous quarter at 95,000oz. A 7% decrease in milled plant throughput was partially offset by a 7% increase in recovered grade to 9.54g/t. Throughput was affected by damage to the SAG mill motor which caused a 39-hour plant shutdown. Total cash costs increased by 12% to $94/oz, whilst operating profit for the quarter decreased by 6% to $17m. There was one lost time injury recorded this quarter. Morila's throughput rates should increase from 270,000 to 350,000tpm with expansion to the plant, which is expected to be commissioned during the fourth quarter.

At **Navachab**, an 11% increase in milled tonnage throughput, coupled with a 4% higher recovered grade, resulted in a 17% rise in gold production to 21,000oz. Total cash costs decreased by 8% to $220/oz while operating profit for the quarter dropped by 50% to $2m, mainly as a result of a stock valuation adjustment in the first quarter. There were two lost time injuries recorded at Navachab this quarter.

Production at **Sadiola** (38% attributable) was maintained at similar levels to that of the previous quarter at 39,000oz. A 9% increase in milled throughput was largely offset by a 7% decrease in average recovered grade to 2.52g/t. Total cash costs for the quarter increased by 3% to $213/oz, due to the higher throughput and lower recovered grades, while operating profit for the quarter fell by 25% to $3m mainly as a result of a 3% reduction in gold price received and lower sales. Sadiola recorded one lost time injury during the quarter.

At **Yatela** (40% attributable), gold production rose by 43% to 30,000oz, largely as result of a 49% increase in recovered grade to 3.35g/t. The higher grades are unlikely to be sustained at these levels. Total cash costs decreased by 3% to $198/oz and operating profit increased by 68% to $2m as a result of higher production. The increased production was partially offset by a reduction in the gold price and higher amortisation charges. Yatela incurred three lost time injuries during the quarter. Road construction has begun on the 10km stretch between Yatela and Alamatoula. The mining fleet has been ordered and stripping is expected to begin in the third quarter. The Alamatoula project is on schedule to deliver ore during the fourth quarter of 2003.

North America

Production at **Cripple Creek & Victor** (67% ownership with 100% interest in production until the initial loans are repaid) was up by 24% quarter-on-quarter at 78,000oz due to the improvements in leach solution chemistry, which had adversely affected gold production during the first quarter. Total cash costs were consistent with those of the first quarter at $188/oz. Operating profit increased to $3m, primarily due to higher gold sales. The mine recorded one lost time injury for the quarter. The new processing facilities exceeded design capacity in June while haulage fleet availability was still below target levels. The plant upgrades were completed by the end of the quarter. Phase 4B of the leach pad construction is ahead of schedule and stacking has commenced. This should see improved gold production during the second half of 2003.

Jerritt Canyon's (70% attributable) production increased by 10% to 56,000oz this quarter due to higher grades milled. Total cash costs were consistent with those of the previous quarter at $270/oz. The higher production contributed to a decrease in operating loss from $3m in the first quarter to $2m in the second quarter. The Jerritt Canyon joint venture partners, AngloGold and Meridian, made effective an agreement under which Queenstake Resources would purchase the assets of the Jerritt Canyon Mine. The second quarter group results include an extraordinary gain on the sale of the Jerritt Canyon Mine of $10m. The sale was effective as of 30 June 2003. Consequent to the sale of Jerritt Canyon, a decision has been taken to substantially downsize the AngloGold office in Denver. This process will continue over the next few months.

South America

At **Cerro Vanguardia** (92.5% attributable), gold production decreased by 18% to 49,000oz, in part due to lower recovered grades, down by 22% to 6.70g/t. The problem of excess water in the pits continues and this quarter restricted the amount of high-grade material delivered to the plant for processing. As a result, the plant was fed with lower-grade dry ore from a contingency stockpile, which also affected the production levels. It is anticipated that this will continue through the third quarter as a scrubber is planned for commissioning in late September. The scrubber will enable the treatment of wet, higher-grade material. Total cash costs were 27% higher than those of the previous quarter at $152/oz, chiefly due to the appreciation of the Peso and a decrease in gold production. Operating profit fell by 33% to $6m largely as a result of a 16% decrease in sales volume and higher total cash costs.

At **Morro Velho**, gold production was 4% higher than that of the previous quarter at 55,000oz, due to a 10% increase in the ore treated but this was partially offset by lower grades, down by 5% to 6.16g/t. Total cash costs were 13% higher at $143/oz due to the appreciation of the Real, while operating profit decreased by 18% to $9m due to higher cash costs and a lower gold price received.

At **Serra Grande** (50% attributable) production was consistent with the previous quarter at 24,000oz. Total cash costs were 12% higher at $104/oz, with operating profit remaining at a similar level to that of the first quarter at $5m.

Australia

At **Sunrise Dam**, production decreased by 12% to 84,000oz, primarily due to an expected reduction in milled grade from 3.98g/t to 3.87g/t and a decline in recovery rates from 83% to 80%, due to a marginally higher proportion of the more refractory ore types. In line with the decreased production, total cash costs increased by 14% to A$380/oz ($244/oz) and operating profit was down 36% to A$9m ($6m). The number of lost time injuries continued to decline from four in the first quarter to one in the second quarter. The underground development scoping study was completed with underground development expected to commence in the fourth quarter of 2003. This development will allow additional exploration of the full potential of the Sunrise Dam orebody.

At **Union Reefs**, mining is in its final stages and has focused on one remnant resource in the vicinity of the plant. Processing of low-grade stockpiles has continued. This final mining activity has lifted production to 28,000oz compared with 19,000oz for the previous quarter and has resulted in a 44% reduction in cash costs to A$364/oz ($233/oz). There were again no lost time injuries recorded for the quarter. Mining will be completed during the third quarter and milling operations will close down in the final quarter of 2003. Progressive rehabilitation of the site means that only minor works which have been pre-funded, will be required after operations cease. Operating profit increased to A$4m ($3m) quarter-on-quarter.

Negotiations with AngloGold's partners in respect of the **Boddington** Expansion project are continuing.

Note:

All references to price received includes the realised non-hedge derivative gains (losses).

All references to operating profits and headline earnings excludes unrealised non-hedge derivative gains (losses).
Rounding of figures may result in computational discrepancies.

In the case of Joint Venture operations, all production and financial results are attributable to AngloGold.

Exploration

AngloGold's exploration strategy is to replace existing production ounces through brownfields exploration – the identification of new ounces to sustain or grow existing operations – and greenfields exploration – the discovery of production ounces in new areas from new operations.

AngloGold's exploration activities are focused on finding long-life, low-cost orebodies at less than $150/production ounce, using multidisciplinary teams and state-of-the-art technology.

During the quarter

Overall, exploration work undertaken during the quarter showed some promising results. In particular, at Sadiola and Yatela potential to increase oxide resources has been shown and at Sunrise Dam, new geological information indicates that the underground resources could increase substantially.

1. Brownfields exploration at Sadiola in **Mali** continued to focus on the satellite oxide targets within the existing lease areas. Promising results from drilling of the FE3 Southern Extension target included: 20m at 3.14g/t from 28m; and 6m at 6.31g/t from 16m.

   Resource delineation drilling of the Western Lobe at FE4 continued with encouraging results intersected and mineralisation appears open-ended to the northwest and west of the current pit position. Results include: 36m at 2.21g/t from 32m; and 18m at 9.50g/t from 132m.

2. Extension drilling at Alamatoula, some 10km from the Yatela operation has yielded additional drill targets and promising intersections comprising: 20m at 4.15g/t from 8m; and 14m at 7.02 g/t from 36m.

3. Rotary Airblast (RAB) testing of geochemical anomalies was completed on the greenfields prospects Sinsin and Kola in southern Mali, adjacent to the Morila Mine. To date, results have been mixed with further testing planned for the third quarter. At Garalo, some 100km to the south-west of Morila, encouraging results were obtained from a first-pass RAB drilling campaign.

4. At Geita in **Tanzania**, brownfields exploration drilling continued at Nyankanga West and East and at Geita Hill. At Nyankanga, depth and strike extension drilling has encountered further mineralisation, including promising intersections of 23m at 5.21g/t from 113m; and 5m at 34.39g/t from 179m.

   Step out drilling to the north-east of the known Geita Hill orebody has identified additional mineralisation consisting of 3.5m at 11.42 g/t from 337m; and 8m at 9.7g/t from 204m.

5. The Expansion Project drilling at Navachab in **Namibia**, continued to focus on footwall extensions to the main pit. Forty holes were completed during the quarter bringing the project to 60% completion. Noteworthy intersections included 75m at 4.2g/t from 70m; 38m at 8.2g/t from 182m; and 118m at 2.9g/t from 52m.

6. In **North America**, brownfields exploration was primarily concentrated at Cripple Creek where extensive drilling was conducted to expand and define new, potentially surface-mineable mineralisation at the Wild Horse extension project and commence testing for deep, high-grade mineralisation in the district. Encouraging results were obtained and additional drilling is scheduled for later in the year.

7. In **Alaska** exploration drilling was conducted on two greenfields projects within the Tintina Gold Belt, a region of intrusion-related gold deposits that extends from central Alaska to the Yukon Territory of Canada. Follow-up drilling and exploration on three additional targets in Alaska are planned for the third quarter.

8. In **Canada** at the Red Lake JV, exploration was devoted to the western end of the property, with further targets planned for drill testing during the third quarter.

9. In **South America**, drilling of the northern end of the Lamego deposit near Cuiabá in **Brazil** continues, confirming a thickening of the ore zone below the 250m level. Test mining and further exploration drilling from the existing ramp will be initiated in 2004 to fast-track the project.

10. Drilling of the Cachorro Bravo orebody at Córrego do Sítio has further extended mineralisation down-plunge with intersections grading between 4g/t and 13g/t over widths of 2 to 4m. The exploration ramp is expected to intersect the footwall-mineralised horizon in the third quarter.

Continued...



Alaska
7
Tintina Gold Belt
Canada
Red Lake
8
Jerritt Canyon
Sold effective
end June 2003
U.S.A.
YATELA AND
SADIOLA
Yatela Pit
Yatela
Exploration
Area
2
Alamoutala
1
Sadiola Pit
FE3
FE4
SEMOS
Exploration Area
4 km
GEITA - NEAR MINE DRILLING
Nyankanga
West
drilling
4
Nyankanga
East
drilling
Nyankanga
Pit
Plant area
Geita Main
NE Extension
drilling
Geita West
Lone Cone Pits
Geita Hill Pit
Capcot Hill
Mali
Crixas,
Serra Grande
Corpo V
11
Morila
Sinsin
Kola
Garalo
3
Brazil
Peruvian Andes
13
Peru
La Rescatada
Tanzania
Union Reefs
Namibia
Navachab
5
South
Africa
15
Vaal River Operations
Tau Lekoa - Weltevreden
& Goedegenoeg
Australia
Boddington
Sunrise Dam
14
6
CRIPPLE CREEK
& VICTOR
Globe Hill
Iron Clad
Wild Horse
Ext
Deep
Wild Horse
Wildhorse
Railroad
Breccia
Deep Cresson
Argentina
12
Cerro
Vanguardia
MORRO VELHO
9
Lamego Project
PA Zone
Corrego do Sitio
Cachorro Bravo
10
Gandarela Project
Mines
Greenfields exploration areas
Brownfields exploration areas

11. At Crixás, drilling intersected the upper Corpo V ore zone south of Mina III at 350m yielding 5.9m at 10.71g/t. The intersection is approximately 140m down-plunge of the previous deepest intersection with follow-up drilling underway to confirm the strike and continuity of the zone.

12 At Cerro Vanguardia in **Argentina**, drilling continued in order to define depth and strike extensions of the Loma del Muerto, Loma Sur and Mangas Sur veins for possible future open-pit and underground resources.

13. In **Peru**, regional greenfields exploration was focused on further reconnaissance and property-scale investigation in different parts of the Peruvian Andean region. At La Rescatada the present diamond drilling programme will be completed in the third quarter and all drill data will subsequently be evaluated.

14. At Sunrise Dam in **Australia**, diamond drilling focused on deep targets at Northern Deeps and beneath the recently discovered Carey Shear. Evidence to date suggests that the Carey Shear is a structure similar to the Sunrise Shear, providing positive indications for replication of mineralisation at depth.

    Drill testing of the newly defined Hammerhead lode to the east of the current pit also continued, with significant results including 8m at 5.30g/t from 264m; and 11m at 36.60g/t from 274m.

    Reverse circulation drilling at the Duckpond prospect to the west of the current pit intersected several encouraging results beneath the near-surface mineralisation. Results include 6m at 4.15g/t from 44m; and 12m at 3.01g/t from 99m.

    A review of AngloGold's Tanami exploration tenements, including the Coyote project, has concluded that further exploration is unlikely to lead to an attractive investment opportunity for the company. Divestment options are being considered.

15. In **South Africa**, drilling at Weltevreden to the east of Tau Lekoa for a Ventersdorp Contact Reef (VCR) resource suitable for open-pit mining was completed but intersected uneconomic mining grades.

    Two boreholes are currently in progress at Goedgenoeg to the west of Tau Lekoa and are expected to intersect the VCR in the next quarter.

Sunrise Dam Mine North-South Section


N
S
0m
Sunrise Dam Pit
Western Shear Zone
Cleo Upper Shear
Sunrise Shear
Sunrise Shear
5m @ 9.7g/t
5m @ 16.0g/t
Astro Target
8m @ 26.5g/t
HQ Target
-460m
7m @ 82.0g/t
Hammerhead Target
8m @ 5.3g/t
11m @ 36.6g/t
Northern Deeps Target
5m @ 20.7g/t
5m @ 20.0g/t
3m @ 35.9g/t
Middle Deeps Target
Cosmo Target
Dolly Target
Carey Shear
0
400m
-1200m
gram/metre contours
>12 g/m
<12 g/m
3m @ 35.9g/t Borehole intersection
Deep borehole below Carey Shear
10m @ 53.6g/t

Operations **at a glance**
for the quarter ended 30 June 2003

	Price received		Production		Total cash costs		EBITDA		Operating profit	
	$/oz	% Variance **	oz (000)	% Variance **	$/oz	% Variance **	$m	% Variance **	$m	% Variance **
Great Noligwa	364	6	196	8	214	4	29	7	27	8
TauTona	357	4	161	6	186	2	27	17	25	14
Morila*	337	(1)	95	–	94	12	23	(4)	17	(6)
Mponeng	358	5	128	5	233	7	16	14	12	20
Cripple Creek & Victor*	344	6	78	24	188	–	14	56	3	200
Cerro Vanguardia*	343	3	49	(18)	152	27	12	(20)	6	(33)
Morro Velho	357	(6)	55	4	143	13	12	(14)	9	(18)
Sunrise Dam	366	(2)	84	(12)	244	23	12	(8)	6	(25)
Kopanang	364	6	115	(8)	268	12	11	(15)	9	(25)
Tau Lekoa	363	5	82	1	271	10	7	–	6	–
Serra Grande*	357	(5)	24	–	104	12	7	17	5	–
Sadiola*	347	(3)	39	(3)	213	3	6	–	3	(25)
Geita*	307	–	62	(3)	230	6	5	–	3	(20)
Yatela*	346	(3)	30	43	198	(3)	4	33	2	68
Jerritt Canyon*	346	7	56	10	270	–	3	50	(2)	33
Union Reefs	362	(3)	28	47	233	(40)	3	400	3	400
Navachab	346	–	21	17	220	(8)	3	(25)	2	(50)
Ergo	351	5	49	(14)	351	22	(1)	(200)	(1)	(200)
Savuka	358	4	53	10	384	(4)	(1)	67	(2)	(100)
Other	0	0	29	(9)	0	0	(24)	(100)	7	(42)
AngloGold Group	354	3	1,434	2	223	6	168	(1)	140	(4)

* Attributable

**Variance June 2003 quarter on March 2003 quarter – Increase (decrease)

Review of the gold market

The closing spot price of gold of $345/oz for this quarter was $8 higher than the opening price; the average price for the quarter of $347/oz was slightly lower than the average for the previous quarter. These price markers conceal an active quarter, however, and the gold price within the quarter was again volatile, reaching a high of $374/oz, and covering a range of $56/oz. Currency markets showed similar volatility, with the US dollar reaching an all-time low against the Euro of $1.19, or almost 10% weaker than its opening rate of $1.09 to the Euro. The Australian dollar was similarly active, gaining 10% against the US dollar, whilst the rand exchange rate against the US dollar ranged by almost 20% between its strongest point of R7.02 and the weakest rate of R8.33 to the US currency.

The rand gold price covered a range of almost 30% between the high for the quarter of R97,240/kg and the low of R75,375/kg. The local price closed the quarter close to the lows at R82,770/kg.

Activity in the market reflected ongoing interest in gold in a period of widespread financial, economic and political uncertainty. With the exception of the spur to the spot price at the time of the announcement of Newmont Mining's offer of settlement to the Yandal creditors, the gold price was driven mostly by movement of the US dollar against the Euro. The weakening dollar has been good for a range of commodities, including base metals and oil, but investor and speculator interest has been particularly focussed on gold as the most consistent beneficiary of the weaker dollar.

Expectations of the gold price for the next 12 to 24 months are tied closely to the fate of the US dollar and, more broadly, of the US economy. As the dollar weakens, so the gold price is expected to rise.

The overwhelming consensus of commentators on currency markets is for a continued weakening of the US currency, specifically against the Euro, with some major players looking for exchange rates as low as $1.40 against the Euro by the end of 2004. These forecasts seem to ignore some of the fundamental weaknesses in the European economies today (particularly as a stronger Euro will continue to squeeze growth in Europe), which would argue against further strengthening of the common European currency. However, the reality is that many of the Asian economies – Japan and


US $ Euro and US $ Gold Indexed: First Half 2003
US $ Euro
US $ Gold
Iraq war premium
Index
120
115
110
105
100
95
90
85
80
02 Jan 03
09 Jan 03
16 Jan 03
23 Jan 03
30 Jan 03
06 Feb 03
13 Feb 03
20 Feb 03
27 Feb 03
06 Mar 03
13 Mar 03
20 Mar 03
27 Mar 03
03 Apr 03
10 Apr 03
17 Apr 03
24 Apr 03
01 May 03
08 May 03
15 May 03
22 May 03
29 May 03
05 Jun 03
12 Jun 03
19 Jun 03
26 Jun 03
03 Jul 03

China especially – are resisting the re-valuation of their currencies against the dollar by actively buying US bonds, and as a result the Euro might well have to bear a disproportionate burden of the market's concerns over the US dollar. For that reason, the Euro could move to an overvalued exchange rate against the dollar.

Whilst the weakening of the US dollar has been the indicator for gold price movements, the vehicle for effecting those price movements has been the New York Comex. Speculators and investors who trade gold on the Comex have so far shown a consistent pattern in gold buying, with a core net long holding since 2001 of some 4–5Moz, and opportunistic trading up to aggregate net long positions of 10–14Moz. It will be important for gold that Comex continue to support the price by sustained buying as the economic indicators continue to favour gold.

The physical market continues to react negatively to higher prices. Ongoing spot price volatility has also not helped the physical markets to adjust their buying thresholds to new price ranges. During May, Indian imports all but ceased, and offtake is unlikely to resume until post-monsoon seasonal buying in August. Italian offtake for the first quarter of 2003 declined by 27% year-on-year, and there are indications that consumer offtake of gold jewellery in the USA has been weak.

This fall in offtake has been offset by sustained de-hedging from producers. After a reduction of some 430t in net gold producer hedge positions during 2002, the first quarter of 2003 saw hedges fall by a further 143t. This has provided an important offset to weaker physical demand, as well as assisting to balance sharply higher flows of scrap gold onto the physical markets throughout 2002. This was particularly so in the first quarter of 2003, when scrap flows reached a rate equivalent to almost 1,000tpa. The current levels of scrap sales or recycling of gold exceed by a significant margin the previous record levels of selling seen during the Asian currency crises of late 1997 – 1998. With producer sales reduced by de-hedging, these scrap sales have been absorbed by the market, but some long-term equilibrium will be required in the physical market in order for this level of selling not to weigh on the price of the metal.

The currency markets continue to be dominated by movements in the value of the US dollar. During May, the US currency reached an all time low of $1.19 to the Euro. Although it closed the quarter at $1.15 to the Euro, at its weakest it had lost over 40% in value against the European currency over the past 24 months. As observed above, expectations are that this devaluation will continue. The weakness of the US dollar translated to a strengthening of both the Australian dollar, which touched A$0.67 to the US currency late in the quarter, and to the rand, which might otherwise have been expected to weaken on the back of favourable corrections to South African consumer inflation rate measurement, and a rate cut of 150 basis points during the quarter. As it was, the South African currency ended the quarter at R7.55 to the dollar, compared with an intra-quarter low of R8.33. As a result, South African producers remain under pressure as the strong local currency continues to impact negatively on the competitiveness of local production costs.

Hedging

As at 30 June 2003, the net delta hedge position of AngloGold was 8.73Moz, 0.61Moz or 18.9t lower than the hedge position at 31 March 2003. The marked-to-market valuation of this position as at 30 June 2003 was negative $179m. These figures reflect the ongoing reduction in forward price commitments of the company.

At a meeting of the AngloGold board on 30 July 2003, a decision was taken to review the current hedging upper limit of 50% of five years' gold production. In the light of the enduring strength of the dollar spot gold price and the stability of AngloGold's operations, it has been decided to change the targeted level of forward-price commitments to 30% of five years' production. In addition, it was confirmed that management would continue to have the latitude to put new forward-pricing contracts in place where the gold price and operating circumstances make this necessary or prudent.

Hedge position

As at 30 June 2003, the group had outstanding, the following forward-pricing commitments against future production. The total net delta tonnage of the hedge on this date was 8.73Moz or 271.6t (at 31 March 2003: 9.34Moz or 290.5t).

The marked-to-market value of all hedge transactions making up the hedge positions was a negative $179.3m (negative R1.35bn) as at 30 June 2003 (as at 31 March 2003: negative $251.5m – negative R1.97bn). These values were based on a gold price of $346/oz, exchange rates of R/$7.55 and A$/$0.6761 and the prevailing market interest rates and volatilities at the time.

As at 30 July 2003, the marked-to-market value of the hedge book was a negative $354.6m (negative R2.61bn), based on a gold price of $358/oz and exchange rates of R/$7.37 and A$/$0.6569 and the prevailing market interest rates and volatilities at the time.

These marked-to-market valuations are in no way predictive of the future value of the hedge position nor of future impact on the revenue of the company. The valuation represents the cost of buying all hedge contracts at the time of valuation, at market prices and rates available at the time.

	Year	2003	2004	2005	2006	2007	2008-2012	Total
DOLLAR GOLD								
Forward contracts	Amount (kg)		16,811	26,576	19,862	18,974	25,878	108,101
	$ per oz		$311	$324	$333	$337	$355	$333
Put options purchased	Amount (kg)	1,266	3,906	757	563	728		7,220
	$ per oz	$383	$376	$291	$291	$292		$354
	*Delta (kg)	890	2,302	110	90	119		3,511
Put options sold	Amount (kg)	12,006	10,886					22,892
	$ per oz	$328	$340					$334
	*Delta (kg)	3,307	4,065					7,372
Call options purchased	Amount (kg)	1,267	572					1,839
	$ per oz	$339	$360					$345
	*Delta (kg)	795	256					1,051
Call options sold	Amount (kg)	16,289	9,250	16,360	14,681	14,308	54,245	125,133
	$ per oz	$349	$337	$322	$329	$336	$363	$347
	*Delta (kg)	8,005	5,716	11,614	10,030	9,568	35,115	80,048
RAND GOLD								
Forward contracts	Amount (kg)	4,593	11,076	9,078	4,500	4,541	3,732	37,520
	Rand per kg	R60,137	R94,277	R116,891	R96,436	R114,915	R119,580	R100,843
Put options purchased	Amount (kg)	1,875	1,875	1,875	1,875			7,500
	Rand per kg	R93,602	R93,602	R93,602	R93,602			R93,602
	*Delta (kg)	1,125	749	575	439			2,888
Put options sold	Amount (kg)							
	Rand per kg							
	*Delta (kg)							
Call options purchased	Amount (kg)	1,244						1,244
	Rand per kg	R77,162						R77,162
	*Delta (kg)	1,244						1,244
Call options sold	Amount (kg)	5,909	4,688	4,687	4,688	2,986	11,944	34,902
	Rand per kg	R100,045	R115,284	R131,944	R132,647	R173,119	R209,288	R154,391
	*Delta (kg)	1,176	1,273	1,448	1,744	379	2,615	8,635

	Year	2003	2004	2005	2006	2007	2008-2012	Total
A DOLLAR GOLD								
Forward contracts	Amount (kg)	6,853	5,443	6,221	9,331	8,398	13,343	49,589
	A$ per oz	A$501	A$549	A$683	A$664	A$635	A$654	A$624
Put options purchased	Amount (kg)							
	A$ per oz							
	*Delta (kg)							
Put options sold	Amount (kg)	933						933
	A$ per oz	A$530						A$530
	*Delta (kg)	705						705
Call options purchased	Amount (kg)	3,888		3,110	6,221	3,732	11,197	28,148
	A$ per oz	A$701		A$724	A$673	A$668	A$702	A$693
	*Delta (kg)	13		382	1,994	1,408	5,186	8,983
Call options sold	Amount (kg)	6,532						6,532
	A$ per oz	A$634						A$634
	*Delta (kg)	624						624
Total net gold:	Delta (kg)	17,202	39,050	55,239	44,002	40,571	75,498	271,562
	Delta (oz)	553,058	1,255,473	1,775,977	1,414,706	1,304,399	2,427,312	8,730,925

The following table indicates the group's currency hedge position at 30 June 2003

	Year	2003	2004	2005	2006	2007	2008-2012	Total
RAND DOLLAR (000)								
Forward contracts	Amount ($)							
	Rand per $							
Put options purchased	Amount ($)							
	Rand per $							
	*Delta ($)							
Put options sold	Amount ($)							
	Rand per $							
	*Delta ($)							
Call options purchased	Amount ($)							
	Rand per $							
	*Delta ($)							
Call options sold	Amount (kg)	20,000						20,000
	Rand per $	R7.97						R7.97
	*Delta ($)	5,802						5,802
A DOLLAR (000)								
Forward contracts	Amount ($)	29,428	29,275	10,847				69,550
	$ per A$	A$0.59	A$0.59	A$0.51				A$0.58

*The Delta position indicated above reflects the nominal amount of the option multiplied by the mathematical probability of the option being exercised. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at 30 June 2003.

Notes

The results included herein for the quarter and six months ended 30 June 2003, which are unaudited, are prepared using the accounting policies which are in accordance with International Financial Reporting Standards (IFRS) and South African Generally Accepted Accounting Practices (SA GAAP).

1. During the quarter, 21,400 ordinary shares were allotted in terms of the AngloGold Share Incentive Scheme.

2. Orders placed and outstanding on capital contracts as at 30 June 2003 totalled R1,123m (31 March 2003: R927m), equivalent to $150m (31 March 2003: $117m) at the rate of exchange ruling on that date.

3. Although AngloGold holds a 66.7% interest in Cripple Creek & Victor Gold Mining Company Limited, it is currently entitled to receive 100% of the cash flow from the operation until the loan, extended to the joint venture by AngloGold North America Inc., is repaid.

4. During the quarter, AngloGold made the following announcements:

4.1 On 16 May 2003, AngloGold issued a cautionary announcement to shareholders in which it confirmed that the boards of Ashanti Goldfields Company Limited and AngloGold were in discussion regarding the proposed merger of the two companies at a ratio of 26 AngloGold shares for every 100 Ashanti ordinary shares and global depositary securities. These proposals may or may not lead to a proposal being made for the entire issued share capital of Ashanti. This announcement was followed by a further cautionary announcement on 13 June 2003 in which AngloGold advised that the Government of Ghana, a substantial shareholder and regulator of Ashanti, was taking appropriate professional advice in considering the proposed merger.

4.2 On 23 May 2003, AngloGold announced that it had signed an agreement to sell its wholly-owned Amapari Project to Mineração Pedra Branca do Amapari, for the total consideration of $18.2m. The Amapari project is located in the State of Amapá, North Brazil. Since acquiring the property from Minorco, the Company has sought to prove up additional reserve ounces in order to get it to a size and life that would justify the management resources needed to run it effectively. This was not achieved and AngloGold, on receiving a fair offer from a purchaser who could constructively turn this orebody to account, agreed to sell.

4.3 On 6 June 2003, AngloGold announced that it had finalised the sale of its 49% stake in the Gawler Craton Joint Venture, including the Tunkillia project located in South Australia to Helix Resources Limited. Consideration for the sale comprised cash of $500,000 (A$750,000), 1.25m fully-paid Helix shares issued at A$0.20 per share and 1.25m Helix options exercisable at A$0.25 per option before 30 November 2003 with an additional payment of $335,000 (A$500,000) deferred to the delineation of a mineable resource of 350,000 ounces. Helix's proposed acquisition of AngloGold's rights to the Tarcoola Project, 60km to the south, was excluded from the final agreement. This resulted in a restructure of the original agreement terms, as announced on 8 April 2003.

4.4 On 2 July 2003, AngloGold announced that it had concluded the sale of its interest in the Jerritt Canyon Joint Venture to Queenstake Resources USA Inc. effective 30 June 2003. This followed negotiations originally announced on 27 February 2003. Queenstake paid the Jerritt Canyon Joint Venture partners, AngloGold and Meridian Gold, $1.5m in cash and 32m shares issued by a subsidiary, Queenstake Resources Limited, with $6m in deferred payments and $4m in future royalty payments. Queenstake accepted full closure and reclamation liabilities. AngloGold's shareholding represents approximately 9.2% of Queenstake Resources Limited's issued share capital and, although it does not currently have any intention to acquire additional shares in Queenstake, depending on the market price of Queenstake shares, general economic and industry conditions and other factors, and subject to applicable securities laws, AngloGold may either sell its shares in Queenstake or acquire additional shares.

5. **Dividend**:
The directors have today declared Interim Dividend No. 94 of 375 (Interim Dividend No. 92: 675) South African cents per ordinary share for the six months ended 30 June 2003. In compliance with the requirements of STRATE, the salient dates for payment of the dividend are as follows:

To holders of ordinary shares and to holders of CHESS Depositary Interests (CDIs)
Each CDI represents one-fifth of an ordinary share.

	2003
Currency conversion date for UK pounds and Australian dollars	Thursday 7 August
Last date to trade ordinary shares cum dividend	Friday 15 August
Last date to register transfers of certificated securities cum dividend	Friday 15 August
Ordinary shares trade ex dividend	Monday 18 August
Record date	Friday 22 August
Payment date	Friday 29 August

On the payment date, dividends due to holders of certificated securities on the South African share register will either be electronically transferred to shareholders' bank accounts or, in the absence of suitable mandates, dividend cheques will be posted to such shareholders.

Dividends in respect of dematerialised shareholdings will be credited to shareholders' accounts with the relevant CSDP or broker.

To comply with the further requirements of STRATE, between Monday, 18 August 2003 and Friday, 22 August 2003, both days inclusive, no transfers between the South African, United Kingdom and Australian share registers will be permitted and no ordinary shares pertaining to the South African share register may be dematerialised or rematerialised.

To holders of American Depositary Shares

Each American Depositary Share (ADS) represents one ordinary share.

	2003
Ex dividend on New York Stock Exchange	Wednesday 20 August
Record date	Friday 22 August
Approximate date for currency conversion	Friday 29 August
Approximate payment date of dividend	Friday 12 September

Assuming an exchange rate of R7.305/$1, the dividend payable on an ADS is equivalent to 51 US cents. This compares with the interim dividend of 63.81 US cents per ADS paid on 10 September 2002. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion.

By order of the board

R P EDEY
Chairman

R M GODSELL
Chief Executive Officer

30 July 2003

GROUP OPERATING RESULTS

Issued Capital: 222,785,154 ordinary shares of 25 cents each
2,000,000 A redeemable preference shares
778,896 B redeemable preference shares
All the preference shares are held by a wholly owned subsidiary company

Weighted average: 222,737,513 ordinary shares in issue for the year to date

Statistics are shown in metric units and financial figures in South African rand.

		Quarter ended June 2003	Quarter ended March 2003	Six months ended June 2003	Six months ended June 2002
GOLD					
UNDERGROUND OPERATIONS					
Tonnes milled	- 000	3,429	3,299	6,728	6,460
Yield	- g/t	7.84	7.87	7.85	8.45
Gold produced	- kg	26,885	25,949	52,834	54,558
PRODUCTIVITY					
g/employee	- target	247	230	238	241
	- actual	231	223	227	236
SURFACE AND DUMP RECLAMATION					
Tonnes treated	- 000	9,397	9,717	19,114	19,213
Yield	- g/t	0.26	0.28	0.27	0.30
Gold produced	- kg	2,440	2,757	5,197	5,860
OPEN-PIT OPERATIONS					
Tonnes mined	- 000	46,697	38,074	84,771	76,557
Stripping ratio *		4.82	5.03	4.91	4.23
Tonnes treated	- 000	8,387	7,459	15,846	12,319
Yield	- g/t	1.82	2.00	1.91	2.17
Gold produced	- kg	15,288	14,899	30,187	26,767
TOTAL					
Gold produced	- kg	44,613	43,605	88,218	87,185
Gold sold	- kg	44,600	43,526	88,126	86,901
Price received	- R/kg sold **	87,983	91,962	89,948	104,305
Total cash costs	- R/kg produced	55,502	56,100	55,797	55,085
Total production costs	- R/kg produced	65,654	66,520	66,082	68,629
CAPITAL EXPENDITURE	- Rm	538	488	1,026	1,297

* Stripping ratio = (tonnes mined total - tonnes mined ore) / tonnes mined ore

** Price received includes realised non-hedge derivatives

GROUP OPERATING RESULTS

Issued Capital:	222,785,154 ordinary shares of 25 cents each
	2,000,000 A redeemable preference shares
	778,896 B redeemable preference shares
	All the preference shares are held by a wholly owned subsidiary company
Weighted average:	222,737,513 ordinary shares in issue for the year to date

Statistics are shown in imperial units and financial figures in US dollars.

		Quarter ended June 2003	Quarter ended March 2003	Six months ended June 2003	Six months ended June 2002
GOLD					
UNDERGROUND OPERATIONS					
Tons milled	- 000	3,780	3,636	7,416	7,121
Yield	- oz/t	0.229	0.229	0.229	0.246
Gold produced	- oz 000	864	834	1,698	1,754
PRODUCTIVITY					
oz/employee	- target	8.60	8.01	8.31	7.74
	- actual	8.15	7.86	8.00	7.58
SURFACE AND DUMP RECLAMATION					
Tons treated	- 000	10,359	10,711	21,070	21,179
Yield	- oz/t	0.008	0.008	0.008	0.009
Gold produced	- oz 000	78	89	167	188
OPEN-PIT OPERATIONS					
Tons mined	- 000	51,474	41,970	93,444	84,390
Stripping ratio *		4.82	5.03	4.91	4.23
Tons treated	- 000	9,245	8,222	17,467	13,579
Yield	- oz/t	0.053	0.058	0.056	0.063
Gold produced	- oz 000	492	479	971	861
TOTAL					
Gold produced	- oz 000	1,434	1,402	2,836	2,803
Gold sold	- oz 000	1,434	1,399	2,833	2,794
Price received	- $/oz sold **	354	344	349	296
Total cash costs	- $/oz produced	223	210	217	156
Total production costs	- $/oz produced	264	248	256	195
Rand/US Dollar average exchange rate		7.73	8.35	8.03	10.99
CAPITAL EXPENDITURE	- $m	69	59	128	118

* Stripping ratio = (tons mined total - tons mined ore) / tons mined ore

** Price received includes realised non-hedge derivatives

GROUP INCOME STATEMENT

SA Rand million	Quarter ended June 2003	Quarter ended March 2003	Six months ended June 2003	Six months ended June 2002
Gold income	3,907	3,938	7,845	8,543
Cost of sales	(2,932)	(2,885)	(5,817)	(5,880)
Cash operating costs	2,429	2,378	4,807	4,736
Other cash costs	63	70	133	117
Total cash costs	2,492	2,448	4,940	4,853
Retrenchment costs	2	3	5	25
Rehabilitation and other non-cash costs	25	24	49	26
Production costs	2,519	2,475	4,994	4,904
Amortisation of mining assets	444	449	893	1,175
Total production costs	2,963	2,924	5,887	6,079
Inventory change	(31)	(39)	(70)	(199)
	975	1,053	2,028	2,663
Non-hedge derivatives	119	155	274	797
Operating profit *	1,094	1,208	2,302	3,460
Corporate administration and other expenses	(82)	(85)	(167)	(113)
Market development costs	(25)	(40)	(65)	(88)
Exploration costs	(72)	(75)	(147)	(143)
Interest receivable	63	71	134	204
Other net expense	(66)	(31)	(97)	(12)
Finance costs	(71)	(69)	(140)	(260)
Abnormal item - settlement of claim	-	-	-	(102)
Profit before exceptional items	841	979	1,820	2,946
Amortisation of goodwill	(56)	(58)	(114)	(153)
Impairment of mining assets	(95)	-	(95)	-
Profit (loss) on disposal of assets	56	-	56	(137)
Termination of retirement benefit plans	-	-	-	2
Profit on ordinary activities before taxation	746	921	1,667	2,658
Taxation	(266)	(338)	(604)	(955)
Normal taxation	(151)	(245)	(396)	(740)
Deferred taxation	(126)	(92)	(218)	(179)
Deferred tax on unrealised non-hedge derivatives	(15)	(1)	(16)	(36)
Taxation on abnormal item	-	-	-	47
Taxation on exceptional items	26	-	26	(47)
Profit on ordinary activities after taxation	480	583	1,063	1,703
Minority interest	(36)	(36)	(72)	(65)
Net profit	444	547	991	1,638
*** Operating profit excluding unrealised non-hedge derivatives**	**1,082**	**1,216**	**2,298**	**3,383**
Headline earnings				
The net profit has been adjusted by the following to arrive at headline earnings:				
Net profit	444	547	991	1,638
Amortisation of goodwill	56	58	114	153
Impairment of mining assets	95	-	95	-
(Profit) loss on disposal of assets	(56)	-	(56)	137
Termination of retirement benefit plans	-	-	-	(2)
Taxation on exceptional items	(26)	-	(26)	47
Headline earnings	513	605	1,118	1,973
Unrealised non-hedge derivatives	(12)	8	(4)	(77)
Deferred tax on unrealised non-hedge derivatives	15	1	16	36
Headline earnings before unrealised non-hedge derivatives	**516**	**614**	**1,130**	**1,932**
Earnings per ordinary share - cents				
- Basic	199	246	445	740
- Headline	230	272	502	891
- Headline before unrealised non-hedge derivatives	232	276	507	872
Dividends				
- Rm			835	1,506
- cents per share			375	675

The results have been prepared in accordance with International Financial Reporting Standards (IFRS)

GROUP INCOME STATEMENT

US Dollar million	Quarter ended June 2003	Quarter ended March 2003	Six months ended June 2003	Six months ended June 2002
Gold income	505	472	977	779
Cost of sales	(380)	(346)	(726)	(537)
Cash operating costs	314	286	600	432
Other cash costs	9	8	17	11
Total cash costs	323	294	617	443
Retrenchment costs	1	-	1	2
Rehabilitation and other non-cash costs	3	3	6	3
Production costs	327	297	624	448
Amortisation of mining assets	57	54	111	107
Total production costs	384	351	735	555
Inventory change	(4)	(5)	(9)	(18)
	125	126	251	242
Non-hedge derivatives	17	19	36	74
Operating profit *	142	145	287	316
Corporate administration and other expenses	(11)	(10)	(21)	(11)
Market development costs	(3)	(5)	(8)	(8)
Exploration costs	(9)	(9)	(18)	(13)
Interest receivable	9	8	17	19
Other net expense	(11)	(3)	(14)	-
Finance costs	(9)	(8)	(17)	(24)
Abnormal item - settlement of claim	-	-	-	(10)
Profit before exceptional items	108	118	226	269
Amortisation of goodwill	(7)	(7)	(14)	(14)
Impairment of mining assets	(12)	-	(12)	-
Profit (loss) on disposal of assets	7	-	7	(12)
Termination of retirement benefit plans	-	-	-	-
Profit on ordinary activities before taxation	96	111	207	243
Taxation	(34)	(41)	(75)	(87)
Normal taxation	(20)	(29)	(49)	(72)
Deferred taxation	(15)	(12)	(27)	(13)
Deferred tax on unrealised non-hedge derivatives	(2)	-	(2)	(3)
Taxation on abnormal item	-	-	-	5
Taxation on exceptional items	3	-	3	(4)
Profit on ordinary activities after taxation	62	70	132	156
Minority interest	(5)	(4)	(9)	(6)
Net profit	57	66	123	150
*** Operating profit excluding unrealised non-hedge derivatives**	**140**	**146**	**286**	**309**
Headline earnings				
The net profit has been adjusted by the following to arrive at headline earnings:				
Net profit	57	66	123	150
Amortisation of goodwill	7	7	14	14
Impairment of mining assets	12	-	12	-
(Profit) loss on disposal of assets	(7)	-	(7)	12
Termination of retirement benefit plans	-	-	-	-
Taxation on exceptional items	(3)	-	(3)	4
Headline earnings	66	73	139	180
Unrealised non-hedge derivatives	(2)	1	(1)	(7)
Deferred tax on unrealised non-hedge derivatives	2	-	2	3
Headline earnings before unrealised non-hedge derivatives	**66**	**74**	**140**	**176**
Earnings per ordinary share - cents				
- Basic	26	30	55	68
- Headline	30	33	62	81
- Headline before unrealised non-hedge derivatives	30	33	63	79
Dividends				
- $m			114	142
- cents per share			51	64

The results have been prepared in accordance with International Financial Reporting Standards (IFRS)

GROUP BALANCE SHEET

June 2003	March 2003	June 2002		June 2003	March 2003	June 2002
SA Rand million				US Dollar million		
			Non-current assets			
18,283	18,902	20,382	Mining assets	2,443	2,394	1,965
2,980	3,023	4,093	Goodwill	398	383	395
155	156	171	Investments in associates	21	20	17
219	182	178	Other investments	29	23	17
292	286	227	AngloGold Environmental Rehabilitation Trust	39	36	22
592	596	1,550	Derivatives	79	75	149
565	469	492	Other non-current assets	75	59	47
23,086	23,614	27,093		3,084	2,990	2,612
			Current assets			
1,954	2,162	1,251	Derivatives	261	274	121
1,523	2,107	2,575	Trade and other receivables	203	267	248
1,778	1,818	1,975	Inventories	238	230	190
67	3	4	Current portion of other non-current assets	9	-	-
2,330	2,686	3,508	Cash and cash equivalents	311	340	338
7,652	8,776	9,313		1,022	1,111	897
30,738	32,390	36,406	**Total assets**	4,106	4,101	3,509
			EQUITY AND LIABILITIES			
12,146	11,717	13,498	Shareholders' equity	1,622	1,484	1,300
304	325	317	Minority interests	41	41	31
12,450	12,042	13,815		1,663	1,525	1,331
			Non-current liabilities			
4,122	6,643	7,595	Borrowings	551	841	732
1,798	1,977	2,053	Provisions	240	250	198
3,953	3,767	2,919	Deferred taxation	528	477	282
1,200	1,398	3,464	Derivatives	160	177	334
11,073	13,785	16,031		1,479	1,745	1,546
			Current liabilities			
2,294	2,472	2,025	Derivatives	307	313	195
2,181	2,205	2,339	Trade and other payables	291	279	225
2,547	616	1,174	Current portion of borrowings	340	78	113
193	1,270	1,022	Taxation	26	161	99
7,215	6,563	6,560		964	831	632
30,738	32,390	36,406	**Total equity and liabilities**	4,106	4,101	3,509

The results have been prepared in accordance with International Financial Reporting Standards (IFRS)

GROUP CASH FLOW STATEMENT

Quarter ended June 2003	Quarter ended March 2003	Six months ended June 2003		Quarter ended June 2003	Quarter ended March 2003	Six months ended June 2003
SA Rand million				US Dollar million		
			Cash flows from operating activities			
1,106	1,477	2,583	Cash generated from operations	130	181	311
53	62	115	Interest received	7	7	14
(33)	(50)	(83)	Environmental contributions and expenditure	(4)	(6)	(10)
-	9	9	Dividends received from associates	-	1	1
(58)	(86)	(144)	Finance costs	(8)	(10)	(18)
681	-	681	Recoupment tax received: Free State assets	91	-	91
(681)	-	(681)	Recoupment tax paid: Free State assets	(91)	-	(91)
(547)	(81)	(628)	Taxation paid	(62)	(10)	(72)
521	1,331	1,852	**Net cash inflow from operating activities**	63	163	226
			Cash flows from investing activities			
(538)	(488)	(1,026)	Capital expenditure	(69)	(59)	(128)
14	-	14	Proceeds from disposal of mining assets	2	-	2
(3)	-	(3)	Investments acquired	-	-	-
8	-	8	Disposal of subsidiary	1	-	1
(6)	(2)	(8)	Loans advanced	(1)	-	(1)
7	-	7	Repayment of loans advanced	1	-	1
(518)	(490)	(1,008)	**Net cash outflow from investing activities**	(66)	(59)	(125)
			Cash flows from financing activities			
3	17	20	Proceeds from issue of share capital	-	2	2
(1)	(1)	(2)	Share issue expenses	-	-	-
75	73	148	Proceeds from borrowings	9	9	18
(305)	(108)	(413)	Repayment of borrowings	(38)	(13)	(51)
(38)	(1,522)	(1,560)	Dividends paid	(5)	(185)	(190)
(266)	(1,541)	(1,807)	**Net cash outflow from financing activities**	(34)	(187)	(221)
(263)	(700)	(963)	Net decrease in cash and cash equivalents	(37)	(83)	(120)
(93)	(158)	(251)	Translation	8	10	18
2,686	3,544	3,544	Opening cash and cash equivalents	340	413	413
2,330	2,686	2,330	**Closing cash and cash equivalents**	311	340	311

The results have been prepared in accordance with International Financial Reporting Standards (IFRS)

NOTES TO THE CASH FLOW STATEMENT

Quarter ended June 2003	Quarter ended March 2003	Six months ended June 2003		Quarter ended June 2003	Quarter ended March 2003	Six months ended June 2003
SA Rand million				US Dollar million		
			Cash generated from operations			
746	921	1,667	Profit on ordinary activities before taxation	96	111	207
			Adjusted for:			
(15)	(58)	(73)	Non-cash movements	(2)	(7)	(9)
444	449	893	Amortisation of mining assets	57	54	111
(63)	(71)	(134)	Interest receivable	(9)	(8)	(17)
26	44	70	Other net income	4	5	9
71	69	140	Finance costs	9	8	17
(26)	11	(15)	Movement on non-hedge derivatives	(3)	1	(2)
56	58	114	Amortisation of goodwill	7	7	14
95	-	95	Impairment of mining assets	12	-	12
(56)	-	(56)	Profit on disposal of assets	(7)	-	(7)
(172)	54	(118)	Movement in working capital	(34)	10	(24)
1,106	1,477	2,583		130	181	311
			Movement in working capital:			
(99)	84	(15)	(Increase) decrease in trade and other receivables	(28)	(11)	(39)
26	30	56	(Increase) decrease in inventories	(9)	(15)	(24)
(99)	(60)	(159)	Increase (decrease) in trade and other payables	3	36	39
(172)	54	(118)		(34)	10	(24)

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Ordinary share capital and premium	Non - distributable reserves	Foreign currency translation	Other comprehensive income	Retained earnings	Total
			SA Rand million			
Balance at 31 December 2002	9,607	138	360	(1,583)	3,853	12,375
Movements on other comprehensive income				666		666
Net profit					991	991
Dividends paid					(1,500)	(1,500)
Ordinary shares issued	18					18
Translation			(540)	135	1	(404)
Balance at 30 June 2003	9,625	138	(180)	(782)	3,345	12,146
			US Dollar million			
Balance at 31 December 2002	1,120	16	43	(185)	449	1,443
Movements on other comprehensive income				94	-	94
Net profit					123	123
Dividends paid					(183)	(183)
Ordinary shares issued	2					2
Translation	164	2	(67)	(14)	58	143
Balance at 30 June 2003	1,286	18	(24)	(105)	447	1,622

The results have been prepared in accordance with International Financial Reporting Standards (IFRS)

KEY OPERATING RESULTS

PER REGION

SA Rand / Metric	Quarter ended June 2003	Quarter ended March 2003	Six months ended June 2003	Quarter ended June 2003	Quarter ended March 2003	Six months ended June 2003
	Capital expenditure - Rm			Capital expenditure - $m		
SOUTH AFRICA REGION	**308**	**297**	**605**	**40**	**36**	**76**
VAAL RIVER						
Great Noligwa Mine	35	25	60	5	3	8
Kopanang Mine	17	23	40	2	3	5
Moab Khotsong	109	114	223	14	14	28
Tau Lekoa Mine	6	10	16	1	1	2
ERGO	-	-	-	-	-	-
WEST WITS						
Mponeng Mine	95	80	175	12	10	22
Savuka Mine	15	17	32	2	2	4
TauTona Mine	31	28	59	4	3	7
EAST & WEST AFRICA REGION	**52**	**48**	**100**	**6**	**6**	**12**
Geita - Attributable 50%	17	15	32	2	2	4
Morila - Attributable 40%	9	10	19	1	1	2
Navachab	6	4	10	-	1	1
Sadiola - Attributable 38%	6	8	14	1	1	2
Yatela - Attributable 40%	14	11	25	2	1	3
NORTH AMERICA REGION	**76**	**55**	**131**	**9**	**7**	**16**
Cripple Creek & Victor J.V.	63	47	110	8	6	14
Jerritt Canyon J.V. - Attributable 70%	12	8	20	1	1	2
Exploration	1	-	1	-	-	-
SOUTH AMERICA REGION	**75**	**55**	**130**	**9**	**7**	**16**
Cerro Vanguardia - Attributable 92.50%	17	7	24	2	1	3
Morro Velho	43	39	82	5	5	10
Serra Grande - Attributable 50%	6	3	9	1	-	1
Minorities and exploration	9	6	15	1	1	2
AUSTRALIA REGION	**21**	**29**	**50**	**2**	**4**	**6**
Sunrise Dam	20	25	45	3	3	6
Exploration	1	4	5	(1)	1	-
Other	6	4	10	3	(1)	2
ANGLOGOLD GROUP	**538**	**488**	**1,026**	**69**	**59**	**128**

KEY OPERATING RESULTS

PER REGION

SA Rand / Metric	Quarter ended June 2003	Quarter ended March 2003	Six months ended June 2003	Quarter ended June 2003	Quarter ended March 2003	Six months ended June 2003
	Yield - g/t			Gold produced - kg		
SOUTH AFRICA REGION *	**7.97**	**8.01**	**7.99**	**25,286**	**24,842**	**50,128**
VAAL RIVER						
Great Noligwa Mine	10.06	10.41	10.23	6,065	5,676	11,741
Kopanang Mine	6.69	6.79	6.74	3,589	3,874	7,463
Tau Lekoa Mine	4.20	4.70	4.43	2,539	2,530	5,069
Surface Operations	0.58	0.65	0.62	889	980	1,869
ERGO	0.20	0.22	0.21	1,532	1,777	3,309
WEST WITS						
Mponeng Mine	9.07	9.10	9.08	3,976	3,789	7,765
Savuka Mine	6.27	5.72	6.00	1,653	1,492	3,145
TauTona Mine	11.93	11.10	11.51	5,024	4,724	9,748
Surface Operations	0.88	-	0.88	19	-	19
EAST & WEST AFRICA REGION	**3.55**	**3.54**	**3.55**	**7,692**	**7,397**	**15,089**
Geita - Attributable 50%	2.58	2.83	2.70	1,925	1,976	3,901
Morila - Attributable 40%	9.54	8.93	9.22	2,942	2,966	5,908
Navachab	1.90	1.82	1.87	657	564	1,221
Sadiola - Attributable 38%	2.52	2.72	2.61	1,237	1,226	2,463
Yatela - Attributable 40%	3.35	2.25	2.78	931	665	1,596
NORTH AMERICA REGION	**0.90**	**0.92**	**0.91**	**4,152**	**3,550**	**7,702**
Cripple Creek & Victor J.V.	0.56	0.54	0.55	2,433	1,957	4,390
Jerritt Canyon J.V. - Attributable 70%	7.41	6.89	7.15	1,719	1,593	3,312
SOUTH AMERICA REGION	**6.82**	**7.61**	**7.20**	**3,995**	**4,258**	**8,253**
Cerro Vanguardia - Attributable 92.50%	6.70	8.56	7.62	1,524	1,873	3,397
Morro Velho	6.16	6.50	6.32	1,722	1,649	3,371
Serra Grande - Attributable 50%	7.94	7.90	7.92	749	736	1,485
AUSTRALIA REGION	**2.21**	**2.39**	**2.29**	**3,488**	**3,558**	**7,046**
Sunrise Dam	2.97	3.52	3.24	2,613	2,968	5,581
Union Reefs	1.25	0.91	1.09	875	590	1,465
ANGLOGOLD GROUP				**44,613**	**43,605**	**88,218**
Underground Operations	7.84	7.87	7.85			
Open-pit Operations	1.82	2.00	1.91			

* Yield excludes surface operations.

KEY OPERATING RESULTS

PER REGION

SA Rand / Metric	Productivity per employee - g			Gold sold - kg		
	Quarter ended June 2003	Quarter ended March 2003	Six months ended June 2003	Quarter ended June 2003	Quarter ended March 2003	Six months ended June 2003
SOUTH AFRICA REGION				**24,984**	**24,848**	**49,832**
VAAL RIVER						
Great Noligwa Mine	213	203	208	5,991	5,679	11,670
Kopanang Mine	159	170	164	3,544	3,876	7,420
Tau Lekoa Mine	174	177	176	2,510	2,531	5,041
Surface Operations	658	669	664	879	980	1,859
ERGO	260	299	279	1,532	1,777	3,309
WEST WITS						
Mponeng Mine	245	234	240	3,926	3,789	7,715
Savuka Mine	116	99	107	1,629	1,492	3,121
TauTona Mine	298	278	288	4,955	4,724	9,679
Surface Operations	-	-	-	18	-	18
EAST & WEST AFRICA REGION				**7,658**	**7,453**	**15,111**
Geita - Attributable 50%	934	1,076	1,001	1,925	1,976	3,901
Morila - Attributable 40%	4,282	4,337	4,309	3,005	2,903	5,908
Navachab	634	502	565	657	564	1,221
Sadiola - Attributable 38%	1,808	1,808	1,808	1,193	1,337	2,530
Yatela - Attributable 40%	1,383	1,112	1,255	878	673	1,551
NORTH AMERICA REGION				**4,152**	**3,549**	**7,701**
Cripple Creek & Victor J.V.	2,447	2,054	2,255	2,433	1,957	4,390
Jerritt Canyon J.V. - Attributable 70%	1,991	1,810	1,899	1,719	1,592	3,311
SOUTH AMERICA REGION				**4,146**	**4,286**	**8,432**
Cerro Vanguardia - Attributable 92.50%	1,052	1,269	1,162	1,605	1,894	3,499
Morro Velho	443	413	428	1,763	1,689	3,452
Serra Grande - Attributable 50%	957	947	952	778	703	1,481
AUSTRALIA REGION				**3,660**	**3,390**	**7,050**
Sunrise Dam	2,782	3,185	2,983	2,797	2,785	5,582
Union Reefs	1,874	1,145	1,492	863	605	1,468
ANGLOGOLD GROUP				**44,600**	**43,526**	**88,126**

KEY OPERATING RESULTS

PER REGION

SA Rand / Metric	Quarter ended June 2003	Quarter ended March 2003	Six months ended June 2003	Quarter ended June 2003	Quarter ended March 2003	Six months ended June 2003
	Total cash costs - R/kg			Total production costs - R/kg		
SOUTH AFRICA REGION	**60,499**	**61,085**	**60,789**	**64,666**	**65,220**	**64,940**
VAAL RIVER						
Great Noligwa Mine	53,096	54,937	53,986	56,424	58,120	57,244
Kopanang Mine	66,409	64,069	65,194	70,212	67,796	68,958
Tau Lekoa Mine	67,347	66,208	66,779	71,311	70,426	70,869
Surface Operations	50,220	42,950	46,409	50,220	42,950	46,409
ERGO	87,137	76,814	81,594	92,996	84,257	88,303
WEST WITS						
Mponeng Mine	57,851	58,029	57,938	66,382	66,147	66,267
Savuka Mine	95,444	106,918	100,888	98,424	109,309	103,588
TauTona Mine	46,091	49,103	47,551	48,806	51,642	50,180
Surface Operations	48,227	-	48,227	48,227	-	48,227
EAST & WEST AFRICA REGION	**41,524**	**42,146**	**41,829**	**53,877**	**56,356**	**55,092**
Geita - Attributable 50%	57,231	58,063	57,653	66,274	68,758	67,532
Morila - Attributable 40%	23,387	22,415	22,899	38,758	39,170	38,965
Navachab	54,756	63,763	58,919	57,533	66,278	61,575
Sadiola - Attributable 38%	52,990	55,431	54,205	68,618	72,075	70,339
Yatela - Attributable 40%	49,406	54,197	51,401	61,318	72,761	66,082
NORTH AMERICA REGION	**55,826**	**61,264**	**58,333**	**83,594**	**89,908**	**86,504**
Cripple Creek & Victor J.V.	46,736	50,739	48,521	77,817	80,711	79,107
Jerritt Canyon J.V. - Attributable 70%	67,158	72,414	69,686	90,237	99,426	94,657
SOUTH AMERICA REGION	**36,126**	**33,312**	**34,674**	**56,976**	**53,774**	**55,308**
Cerro Vanguardia - Attributable 92.50%	37,753	32,131	34,652	67,966	58,057	62,500
Morro Velho	35,631	33,977	34,822	50,421	49,924	50,178
Serra Grande - Attributable 50%	25,756	24,914	25,339	39,655	40,426	40,037
AUSTRALIA REGION	**61,836**	**63,260**	**62,555**	**76,290**	**78,651**	**77,483**
Sunrise Dam	60,712	52,923	56,569	78,480	68,223	73,024
Union Reefs	57,966	104,091	76,539	58,782	114,398	81,177
ANGLOGOLD GROUP	**55,502**	**56,100**	**55,797**	**65,654**	**66,520**	**66,082**

KEY OPERATING RESULTS

PER REGION

SA Rand / Metric	EBITDA - Rm			Operating profit excluding unrealised non-hedge derivatives - Rm		
	Quarter ended June 2003	Quarter ended March 2003	Six months ended June 2003	Quarter ended June 2003	Quarter ended March 2003	Six months ended June 2003
SOUTH AFRICA REGION	**702**	**740**	**1442**	**619**	**657**	**1276**
VAAL RIVER						
Great Noligwa Mine	222	224	446	206	209	415
Kopanang Mine	79	112	191	68	99	167
Tau Lekoa Mine	54	59	113	46	50	96
Surface Operations	36	47	83	36	47	83
ERGO	(9)	10	1	(8)	7	(1)
WEST WITS						
Mponeng Mine	124	115	239	91	85	176
Savuka Mine	(12)	(21)	(33)	(16)	(24)	(40)
TauTona Mine	207	194	401	195	184	379
Surface Operations	1	-	1	1	-	1
EAST & WEST AFRICA REGION	**310**	**351**	**661**	**217**	**252**	**469**
Geita - Attributable 50%	37	47	84	21	28	49
Morila - Attributable 40%	183	195	378	138	146	284
Navachab	18	33	51	16	32	48
Sadiola - Attributable 38%	40	52	92	21	33	54
Yatela - Attributable 40%	32	24	56	21	13	34
NORTH AMERICA REGION	**124**	**100**	**224**	**5**	**(9)**	**(4)**
Cripple Creek & Victor J.V.	101	82	183	19	13	32
Jerritt Canyon J.V. - Attributable 70%	23	18	41	(14)	(22)	(36)
SOUTH AMERICA REGION	**230**	**291**	**521**	**151**	**207**	**358**
Cerro Vanguardia - Attributable 92.50%	87	126	213	42	78	120
Morro Velho	94	112	206	70	87	157
Serra Grande - Attributable 50%	49	53	102	39	42	81
AUSTRALIA REGION	**111**	**110**	**221**	**67**	**64**	**131**
Sunrise Dam	91	114	205	47	70	117
Union Reefs	20	(4)	16	20	(6)	14
Other	**(174)**	**(175)**	**(349)**	**23**	**45**	**68**
ANGLOGOLD GROUP	**1,303**	**1,417**	**2,720**	**1,082**	**1,216**	**2,298**

KEY OPERATING RESULTS

PER REGION

	Quarter ended June 2003	Quarter ended March 2003	Six months ended June 2003	Quarter ended June 2003	Quarter ended March 2003	Six months ended June 2003
US Dollar / Imperial	**Yield - oz/t**			**Gold produced - oz 000**		
SOUTH AFRICA REGION *	**0.232**	**0.234**	**0.233**	**813**	**799**	**1,612**
VAAL RIVER						
Great Noligwa Mine	0.293	0.304	0.298	196	182	378
Kopanang Mine	0.195	0.198	0.197	115	125	240
Tau Lekoa Mine	0.122	0.137	0.129	82	81	163
Surface Operations	0.017	0.019	0.018	28	32	60
ERGO	0.006	0.006	0.006	49	57	106
WEST WITS						
Mponeng Mine	0.265	0.265	0.265	128	122	250
Savuka Mine	0.183	0.167	0.175	53	48	101
TauTona Mine	0.348	0.324	0.336	161	152	313
Surface Operations	0.026	-	0.026	1	-	1
EAST & WEST AFRICA REGION	**0.103**	**0.103**	**0.103**	**247**	**238**	**485**
Geita - Attributable 50%	0.075	0.083	0.079	62	64	126
Morila - Attributable 40%	0.278	0.260	0.269	95	95	190
Navachab	0.056	0.053	0.054	21	18	39
Sadiola - Attributable 38%	0.074	0.079	0.076	39	40	79
Yatela - Attributable 40%	0.098	0.066	0.081	30	21	51
NORTH AMERICA REGION	**0.026**	**0.027**	**0.027**	**134**	**114**	**248**
Cripple Creek & Victor J.V.	0.016	0.016	0.016	78	63	141
Jerritt Canyon J.V. - Attributable 70%	0.216	0.201	0.209	56	51	107
SOUTH AMERICA REGION	**0.199**	**0.222**	**0.210**	**128**	**137**	**265**
Cerro Vanguardia - Attributable 92.50%	0.196	0.250	0.222	49	60	109
Morro Velho	0.180	0.190	0.184	55	53	108
Serra Grande - Attributable 50%	0.232	0.230	0.231	24	24	48
AUSTRALIA REGION	**0.064**	**0.070**	**0.067**	**112**	**114**	**226**
Sunrise Dam	0.087	0.103	0.094	84	95	179
Union Reefs	0.036	0.027	0.032	28	19	47
ANGLOGOLD GROUP				**1,434**	**1,402**	**2,836**
Underground Operations	0.229	0.229	0.229			
Open-pit Operations	0.053	0.058	0.056			

* Yield excludes surface operations.

KEY OPERATING RESULTS

PER REGION

	Quarter ended June 2003	Quarter ended March 2003	Six months ended June 2003	Quarter ended June 2003	Quarter ended March 2003	Six months ended June 2003
US Dollar / Imperial	**Productivity per employee - oz**			**Gold sold - oz 000**		
SOUTH AFRICA REGION				**803**	**799**	**1,602**
VAAL RIVER						
Great Noligwa Mine	6.86	6.52	6.69	192	183	375
Kopanang Mine	5.10	5.46	5.28	114	125	239
Tau Lekoa Mine	5.61	5.68	5.64	81	81	162
Surface Operations	21.17	21.51	21.35	29	31	60
ERGO	8.35	9.61	8.98	49	57	106
WEST WITS						
Mponeng Mine	7.87	7.54	7.70	126	122	248
Savuka Mine	3.73	3.17	3.44	52	48	100
TauTona Mine	9.59	8.95	9.27	159	152	311
Surface Operations	-	-	-	1	-	1
EAST & WEST AFRICA REGION				**247**	**239**	**486**
Geita - Attributable 50%	30.03	34.61	32.18	62	64	126
Morila - Attributable 40%	137.67	139.43	138.55	97	93	190
Navachab	20.40	16.13	18.17	21	18	39
Sadiola - Attributable 38%	58.12	58.14	58.13	39	42	81
Yatela - Attributable 40%	44.46	35.75	40.36	28	22	50
NORTH AMERICA REGION				**133**	**114**	**247**
Cripple Creek & Victor J.V.	78.68	66.04	72.49	78	63	141
Jerritt Canyon J.V. - Attributable 70%	64.00	58.19	61.07	55	51	106
SOUTH AMERICA REGION				**133**	**138**	**271**
Cerro Vanguardia - Attributable 92.50%	33.83	40.80	37.35	51	61	112
Morro Velho	14.24	13.29	13.76	57	54	111
Serra Grande - Attributable 50%	30.78	30.46	30.62	25	23	48
AUSTRALIA REGION				**118**	**109**	**227**
Sunrise Dam	89.44	102.40	95.90	90	90	180
Union Reefs	60.24	36.82	47.96	28	19	47
ANGLOGOLD GROUP				**1,434**	**1,399**	**2,833**

KEY OPERATING RESULTS

PER REGION

	Quarter ended June 2003	Quarter ended March 2003	Six months ended June 2003	Quarter ended June 2003	Quarter ended March 2003	Six months ended June 2003
US Dollar / Imperial	**Total cash costs - $/oz**			**Total production costs - $/oz**		
SOUTH AFRICA REGION	**244**	**228**	**236**	**260**	**243**	**252**
VAAL RIVER						
Great Noligwa Mine	214	205	210	227	217	222
Kopanang Mine	268	239	253	283	253	267
Tau Lekoa Mine	271	247	259	287	263	275
Surface Operations	202	159	180	202	159	180
ERGO	351	287	316	374	315	342
WEST WITS						
Mponeng Mine	233	217	225	267	247	257
Savuka Mine	384	399	391	396	408	402
TauTona Mine	186	183	184	196	193	195
Surface Operations	196	-	196	196	-	196
EAST & WEST AFRICA REGION	**167**	**158**	**162**	**217**	**211**	**214**
Geita - Attributable 50%	230	217	224	267	257	262
Morila - Attributable 40%	94	84	89	156	147	151
Navachab	220	238	228	231	248	239
Sadiola - Attributable 38%	213	207	210	276	269	272
Yatela - Attributable 40%	198	204	201	246	273	257
NORTH AMERICA REGION	**225**	**228**	**226**	**336**	**334**	**335**
Cripple Creek & Victor J.V.	188	188	188	313	299	307
Jerritt Canyon J.V. - Attributable 70%	270	270	270	363	370	366
SOUTH AMERICA REGION	**145**	**124**	**135**	**229**	**201**	**215**
Cerro Vanguardia - Attributable 92.50%	152	120	134	274	216	242
Morro Velho	143	127	135	203	186	195
Serra Grande - Attributable 50%	104	93	98	160	151	155
AUSTRALIA REGION	**249**	**236**	**242**	**307**	**294**	**300**
Sunrise Dam	244	198	219	315	255	283
Union Reefs	233	389	296	237	426	313
ANGLOGOLD GROUP	**223**	**210**	**217**	**264**	**248**	**256**

KEY OPERATING RESULTS

PER REGION

US Dollar / Imperial	Quarter ended June 2003	Quarter ended March 2003	Six months ended June 2003	Quarter ended June 2003	Quarter ended March 2003	Six months ended June 2003
	EBITDA - $m			Operating profit excluding unrealised non-hedge derivatives - $m		
SOUTH AFRICA REGION	**92**	**88**	**180**	**80**	**79**	**159**
VAAL RIVER						
Great Noligwa Mine	29	27	56	27	25	52
Kopanang Mine	11	13	24	9	12	21
Tau Lekoa Mine	7	7	14	6	6	12
Surface Operations	4	6	10	4	6	10
ERGO	(1)	1	-	(1)	1	-
WEST WITS						
Mponeng Mine	16	14	30	12	10	22
Savuka Mine	(1)	(3)	(4)	(2)	(3)	(5)
TauTona Mine	27	23	50	25	22	47
Surface Operations	-	-	-	-	-	-
EAST & WEST AFRICA REGION	**41**	**42**	**83**	**27**	**31**	**58**
Geita - Attributable 50%	5	5	10	3	3	6
Morila - Attributable 40%	23	24	47	17	18	35
Navachab	3	4	7	2	4	6
Sadiola - Attributable 38%	6	6	12	3	4	7
Yatela - Attributable 40%	4	3	7	2	2	4
NORTH AMERICA REGION	**17**	**11**	**28**	**1**	**(2)**	**(1)**
Cripple Creek & Victor J.V.	14	9	23	3	1	4
Jerritt Canyon J.V. - Attributable 70%	3	2	5	(2)	(3)	(5)
SOUTH AMERICA REGION	**31**	**35**	**66**	**20**	**25**	**45**
Cerro Vanguardia - Attributable 92.50%	12	15	27	6	9	15
Morro Velho	12	14	26	9	11	20
Serra Grande - Attributable 50%	7	6	13	5	5	10
AUSTRALIA REGION	**15**	**12**	**27**	**9**	**7**	**16**
Sunrise Dam	12	13	25	6	8	14
Union Reefs	3	(1)	2	3	(1)	2
OTHER	**(28)**	**(18)**	**(46)**	**3**	**6**	**9**
ANGLOGOLD GROUP	**168**	**170**	**338**	**140**	**146**	**286**

DEVELOPMENT

Development values represent actual results of sampling, no allowances having been made for adjustments necessary in estimating ore reserves.

Quarter ended June 2003

Statistics are shown in metric units

	Advance	Sampled					
	metres	metres	channel	gold		uranium	
			width cm	g/t	cm.g/t	kg/t	cm.kg/t
VAAL RIVER							
Great Noligwa Mine							
Vaal reef	3,403	518	128.0	18.92	2,422	0.89	113.64
"C" reef	-	-	-	-	-	-	-
Kopanang Mine							
Vaal reef	7,178	732	11.7	125.04	1,463	4.12	48.25
"C" reef	168	-	-	-	-	-	-
Tau Lekoa Mine							
Ventersdorp Contact reef	4,113	812	113.4	7.65	867	0.12	13.31
Moab Khotsong Mine							
Vaal reef	1,077	-	-	-	-	-	-
WEST WITS							
TauTona Mine							
Ventersdorp Contact reef	-	-	-	-	-	-	-
Carbon Leader reef	4,131	24	17.4	162.07	2,820	2.97	51.65
Savuka Mine							
Ventersdorp Contact reef	974	-	-	-	-	-	-
Carbon Leader reef	1,908	78	100.2	6.17	618	0.01	1.42
Mponeng Mine							
Ventersdorp Contact reef	5,339	308	79.6	21.16	1,684	-	-

Statistics are shown in imperial units

	Advance	Sampled					
	feet	feet	channel	gold		uranium	
			width inches	oz/t	ft.oz/t	lb/t	ft.lb/t
VAAL RIVER							
Great Noligwa Mine							
Vaal reef	11,163	1,699	50.39	0.55	2.31	1.78	7.47
"C" reef	-	-	-	-	-	-	-
Kopanang Mine							
Vaal reef	23,550	2,402	4.61	3.65	1.40	8.24	3.17
"C" reef	552	-	-	-	-	-	-
Tau Lekoa Mine							
Ventersdorp Contact reef	13,494	2,664	44.65	0.22	0.82	0.24	0.89
Moab Khotsong Mine							
Vaal reef	3,535	-	-	-	-	-	-
WEST WITS							
TauTona Mine							
Ventersdorp Contact reef	-	-	-	-	-	-	-
Carbon Leader reef	13,553	79	6.85	4.73	2.70	5.94	3.39
Savuka Mine							
Ventersdorp Contact reef	3,197	-	-	-	-	-	-
Carbon Leader reef	6,259	256	39.45	0.18	0.59	0.02	0.07
Mponeng Mine							
Ventersdorp Contact reef	17,515	1,010	31.34	0.62	1.62	-	-

SHAFT SINKING

	Quarter ended June 2003	Quarter ended March 2003	Six months ended June 2003
Statistics are shown in metric units	**metres**		
MOAB KHOTSONG MINE			
Main shaft			
Advance	-	-	69
Depth to date (below collar)	3,112	3,112	3,112
Rock / ventilation sub-vertical shaft			
Depth to date	939	939	939
Station cutting	-	-	-
MPONENG MINE			
Sub Shaft 1			
Depth to date	1,209	1,209	1,209
Sub Shaft Vent Shaft Deepening			
Advance	-	-	-
Depth to date	27	27	27
Statistics are shown in imperial units	**feet**		
MOAB KHOTSONG MINE			
Main shaft			
Advance	-	-	227
Depth to date (below collar)	10,210	10,210	10,210
Rock / ventilation sub-vertical shaft			
Depth to date	3,080	3,080	3,080
Station cutting	-	-	-
MPONENG MINE			
Sub Shaft 1			
Depth to date	3,965	3,965	3,965
Sub Shaft Vent Shaft Deepening			
Advance	-	-	-
Depth to date	89	89	89

SOUTH AFRICA REGION

VAAL RIVER

GREAT NOLIGWA MINE				Quarter ended June 2003	Quarter ended March 2003	Six months ended June 2003	Quarter ended June 2003	Quarter ended March 2003	Six months ended June 2003
				Rand / Metric			Dollar / Imperial		
OPERATING RESULTS									
UNDERGROUND OPERATION									
Area mined - 000	- m2	/ - ft2		104	99	203	1,118	1,071	2,189
Milled - 000	- tonnes	/ - tons							
	- reef			603	545	1,148	664	601	1,265
	- waste			-	-	-	-	-	-
	- surface and dump reclamation			-	-	-	-	-	-
	- total			603	545	1,148	664	601	1,265
Yield	- g/t	/ - oz/t							
	- reef			10.06	10.41	10.23	0.293	0.304	0.298
	- waste			-	-	-	-	-	-
	- surface and dump reclamation			-	-	-	-	-	-
	- average			10.06	10.41	10.23	0.293	0.304	0.298
Gold produced	- kg	/ - oz 000							
	- reef			6,065	5,676	11,741	196	182	378
	- waste			-	-	-	-	-	-
	- surface and dump reclamation			-	-	-	-	-	-
	- total			6,065	5,676	11,741	196	182	378
Gold sold	- kg	/ - oz 000	- total	5,991	5,679	11,670	192	183	375
Price received	- R/kg	/ - $/oz	- sold	90,534	92,158	91,324	364	345	355
Total cash costs	- R	/ - $	- ton milled	534	572	552	63	62	63
	- R/kg	/ - $/oz	- produced	53,096	54,937	53,986	214	205	210
Total production costs	- R/kg	/ - $/oz	- produced	56,424	58,120	57,244	227	217	222
PRODUCTIVITY									
per employee	- g	/ - oz	- target	281	249	265	9.04	8.00	8.52
			- actual	213	203	208	6.86	6.52	6.69
per employee	- m2	/ - ft2	- target	4.16	3.58	3.87	44.81	38.58	41.68
			- actual	3.65	3.55	3.60	39.32	38.24	38.78
FINANCIAL RESULTS (MILLION)									
Gold income				518	489	1,007	67	59	126
Cost of sales				337	314	651	44	37	81
Cash operating costs				319	309	628	41	37	78
Other cash costs				3	3	6	1	-	1
Total cash costs				322	312	634	42	37	79
Retrenchment costs				1	-	1	-	-	-
Rehabilitation and other non-cash costs				3	3	6	1	-	1
Production costs				326	315	641	43	37	80
Amortisation of mining assets				16	15	31	2	2	4
Inventory change				(5)	(16)	(21)	(1)	(2)	(3)
				181	175	356	23	22	45
Realised non-hedge derivatives				25	34	59	4	3	7
Operating profit excluding unrealised non-hedge derivatives				206	209	415	27	25	52
Capital expenditure				35	25	60	5	3	8

SOUTH AFRICA REGION

VAAL RIVER

KOPANANG MINE				Quarter ended June 2003	Quarter ended March 2003	Six months ended June 2003	Quarter ended June 2003	Quarter ended March 2003	Six months ended June 2003
				Rand / Metric			Dollar / Imperial		
OPERATING RESULTS									
UNDERGROUND OPERATION									
Area mined - 000	- m2	/ - ft2		117	119	236	1,261	1,277	2,538
Milled - 000	- tonnes	/ - tons							
	- reef			536	571	1,107	592	629	1,221
	- waste			-	-	-	-	-	-
	- surface and dump reclamation			-	-	-	-	-	-
	- total			536	571	1,107	592	629	1,221
Yield	- g/t	/ - oz/t							
	- reef			6.69	6.79	6.74	0.195	0.198	0.197
	- waste			-	-	-	-	-	-
	- surface and dump reclamation			-	-	-	-	-	-
	- average			6.69	6.79	6.74	0.195	0.198	0.197
Gold produced	- kg	/ - oz 000							
	- reef			3,589	3,874	7,463	115	125	240
	- waste			-	-	-	-	-	-
	- surface and dump reclamation			-	-	-	-	-	-
	- total			3,589	3,874	7,463	115	125	240
Gold sold	- kg	/ - oz 000	- total	3,544	3,876	7,420	114	125	239
Price received	- R/kg	/ - $/oz	- sold	90,635	92,204	91,455	364	345	354
Total cash costs	- R	/ - $	- ton milled	444	435	439	52	47	50
	- R/kg	/ - $/oz	- produced	66,409	64,069	65,194	268	239	253
Total production costs	- R/kg	/ - $/oz	- produced	70,212	67,796	68,958	283	253	267
PRODUCTIVITY									
per employee	- g	/ - oz	- target	179	168	174	5.75	5.41	5.58
			- actual	159	170	164	5.10	5.46	5.28
per employee	- m2	/ - ft2	- target	5.47	5.04	5.25	58.87	54.24	56.55
			- actual	5.17	5.20	5.19	55.68	55.97	55.82
FINANCIAL RESULTS (MILLION)									
Gold income				307	336	643	40	40	80
Cost of sales				255	258	513	34	30	64
Cash operating costs				236	246	482	30	30	60
Other cash costs				3	2	5	1	-	1
Total cash costs				239	248	487	31	30	61
Retrenchment costs				1	-	1	-	-	-
Rehabilitation and other non-cash costs				2	2	4	-	-	-
Production costs				242	250	492	31	30	61
Amortisation of mining assets				11	13	24	2	1	3
Inventory change				2	(5)	(3)	1	(1)	-
				52	78	130	6	10	16
Realised non-hedge derivatives				16	21	37	3	2	5
Operating profit excluding unrealised non-hedge derivatives				68	99	167	9	12	21
Capital expenditure				17	23	40	2	3	5

SOUTH AFRICA REGION

VAAL RIVER

TAU LEKOA MINE				Quarter ended June 2003	Quarter ended March 2003	Six months ended June 2003	Quarter ended June 2003	Quarter ended March 2003	Six months ended June 2003
				Rand / Metric			Dollar / Imperial		
OPERATING RESULTS									
UNDERGROUND OPERATION									
Area mined - 000	- m2	/ - ft2		107	100	207	1,159	1,073	2,232
Milled - 000	- tonnes	/ - tons							
	- reef			606	538	1,144	667	594	1,261
	- waste			-	-	-	-	-	-
	- surface and dump reclamation			-	-	-	-	-	-
	- total			606	538	1,144	667	594	1,261
Yield	- g/t	/ - oz/t							
	- reef			4.20	4.70	4.43	0.122	0.137	0.129
	- waste			-	-	-	-	-	-
	- surface and dump reclamation			-	-	-	-	-	-
	- average			4.20	4.70	4.43	0.122	0.137	0.129
Gold produced	- kg	/ - oz 000							
	- reef			2,539	2,530	5,069	82	81	163
	- waste			-	-	-	-	-	-
	- surface and dump reclamation			-	-	-	-	-	-
	- total			2,539	2,530	5,069	82	81	163
Gold sold	- kg	/ - oz 000	- total	2,510	2,531	5,041	81	81	162
Price received	- R/kg	/ - $/oz	- sold	90,353	92,201	91,281	363	345	354
Total cash costs	- R	/ - $	- ton milled	283	311	296	33	34	33
	- R/kg	/ - $/oz	- produced	67,347	66,208	66,779	271	247	259
Total production costs	- R/kg	/ - $/oz	- produced	71,311	70,426	70,869	287	263	275
PRODUCTIVITY									
per employee	- g	/ - oz	- target	181	167	174	5.81	5.38	5.60
			- actual	174	177	176	5.61	5.68	5.64
per employee	- m2	/ - ft2	- target	7.56	7.10	7.33	81.42	76.40	78.92
			- actual	7.40	6.96	7.18	79.63	74.96	77.31
FINANCIAL RESULTS (MILLION)									
Gold income				216	220	436	28	26	54
Cost of sales				181	183	364	23	22	45
Cash operating costs				170	166	336	22	20	42
Other cash costs				2	1	3	-	-	-
Total cash costs				172	167	339	22	20	42
Retrenchment costs				-	1	1	-	-	-
Rehabilitation and other non-cash costs				1	1	2	-	-	-
Production costs				173	169	342	22	20	42
Amortisation of mining assets				8	9	17	1	1	2
Inventory change				-	5	5	-	1	1
				35	37	72	5	4	9
Realised non-hedge derivatives				11	13	24	1	2	3
Operating profit excluding unrealised non-hedge derivatives				46	50	96	6	6	12
Capital expenditure				6	10	16	1	1	2

SOUTH AFRICA REGION

VAAL RIVER

SURFACE OPERATIONS				Quarter ended June 2003	Quarter ended March 2003	Six months ended June 2003	Quarter ended June 2003	Quarter ended March 2003	Six months ended June 2003
				Rand / Metric			Dollar / Imperial		
OPERATING RESULTS									
UNDERGROUND OPERATION									
Area mined - 000	- m2	/ - ft2		-	-	-	-	-	-
Milled - 000	- tonnes	/ - tons							
	- reclamation from rehabilitation			-	-	-	-	-	-
	- waste			-	-	-	-	-	-
	- surface and dump reclamation			1,527	1,508	3,035	1,683	1,663	3,346
	- total			1,527	1,508	3,035	1,683	1,663	3,346
Yield	- g/t	/ - oz/t							
	- reclamation from rehabilitation			-	-	-	-	-	-
	- waste			-	-	-	-	-	-
	- surface and dump reclamation			0.58	0.65	0.62	0.017	0.019	0.018
	- average			0.58	0.65	0.62	0.017	0.019	0.018
Gold produced	- kg	/ - oz 000							
	- reclamation from rehabilitation			-	-	-	-	-	-
	- waste			-	-	-	-	-	-
	- surface and dump reclamation			889	980	1,869	28	32	60
	- total			889	980	1,869	28	32	60
Gold sold	- kg	/ - oz 000	- total	879	980	1,859	29	31	60
Price received	- R/kg	/ - $/oz	- sold	90,599	91,955	91,314	364	342	353
Total cash costs	- R	/ - $	- ton milled	29	28	29	3	3	3
	- R/kg	/ - $/oz	- produced	50,220	42,950	46,409	202	159	180
Total production costs	- R/kg	/ - $/oz	- produced	50,220	42,950	46,409	202	159	180
PRODUCTIVITY									
per employee	- g	/ - oz	- target	313	329	321	10.07	10.57	10.32
			- actual	658	669	664	21.17	21.51	21.35
per employee	- m2	/ - ft2	- target	-	-	-	-	-	-
			- actual	-	-	-	-	-	-
FINANCIAL RESULTS (MILLION)									
Gold income				77	86	163	10	10	20
Cost of sales				44	43	87	6	5	11
Cash operating costs				45	42	87	6	5	11
Other cash costs				-	-	-	-	-	-
Total cash costs				45	42	87	6	5	11
Retrenchment costs				-	-	-	-	-	-
Rehabilitation and other non-cash costs				-	-	-	-	-	-
Production costs				45	42	87	6	5	11
Amortisation of mining assets				-	-	-	-	-	-
Inventory change				(1)	1	-	-	-	-
				33	43	76	4	5	9
Realised non-hedge derivatives				3	4	7	-	1	1
Operating profit excluding unrealised non-hedge derivatives				36	47	83	4	6	10
				Moab Khotsong					
Capital expenditure				109	114	223	14	14	28

SOUTH AFRICA REGION

ERGO

				Quarter ended June 2003	Quarter ended March 2003	Six months ended June 2003	Quarter ended June 2003	Quarter ended March 2003	Six months ended June 2003
				Rand / Metric			Dollar / Imperial		
OPERATING RESULTS									
SURFACE AND DUMP RECLAMATION									
Material treated - 000	- tonnes	/ - tons		7,849	8,209	16,058	8,652	9,049	17,701
Yield	- g/t	/ - oz/t		0.20	0.22	0.21	0.006	0.006	0.006
Gold produced	- kg	/ - oz 000		1,532	1,777	3,309	49	57	106
Gold sold	- kg	/ - oz 000		1,532	1,777	3,309	49	57	106
Price received	- R/kg	/ - $/oz	- sold	87,223	89,413	88,399	351	334	342
Total cash costs	- R	/ - $	- ton treated	17	17	17	2	2	2
	- R/kg	/ - $/oz	- produced	87,137	76,814	81,594	351	287	316
Total production costs	- R/kg	/ - $/oz	- produced	92,996	84,257	88,303	374	315	342
PRODUCTIVITY									
per employee	- g	/ - oz	- target	256	292	274	8.24	9.37	8.81
			- actual	260	299	279	8.35	9.61	8.98
FINANCIAL RESULTS (MILLION)									
Gold income				132	154	286	17	18	35
Cost of sales				141	152	293	19	17	36
Cash operating costs				133	136	269	18	16	34
Other cash costs				-	1	1	-	-	-
Total cash costs				133	137	270	18	16	34
Retrenchment costs				-	1	1	-	-	-
Rehabilitation and other non-cash costs				10	9	19	1	1	2
Production costs				143	147	290	19	17	36
Amortisation of mining assets				(1)	3	2	-	-	-
Inventory change				(1)	2	1	-	-	-
				(9)	2	(7)	(2)	1	(1)
Realised non-hedge derivatives				1	5	6	1	-	1
Operating profit excluding unrealised non-hedge derivatives				(8)	7	(1)	(1)	1	-
Capital expenditure				-	-	-	-	-	-

SOUTH AFRICA REGION

WEST WITS

				Quarter ended June 2003	Quarter ended March 2003	Six months ended June 2003	Quarter ended June 2003	Quarter ended March 2003	Six months ended June 2003
MPONENG MINE				Rand / Metric			Dollar / Imperial		
OPERATING RESULTS									
UNDERGROUND									
Area mined - 000	- m2	/ - ft2		85	79	164	909	855	1,764
Milled - 000	- tonnes	/ - tons							
	- reef			438	417	855	483	459	942
	- waste			-	-	-	-	-	-
	- surface and dump reclamation			-	-	-	-	-	-
	- total			438	417	855	483	459	942
Yield	- g/t	/ - oz/t							
	- reef			9.07	9.10	9.08	0.265	0.265	0.265
	- waste			-	-	-	-	-	-
	- surface and dump reclamation			-	-	-	-	-	-
	- average			9.07	9.10	9.08	0.265	0.265	0.265
Gold produced	- kg	/ - oz 000							
	- reef			3,976	3,789	7,765	128	122	250
	- waste			-	-	-	-	-	-
	- surface and dump reclamation			-	-	-	-	-	-
	- total			3,976	3,789	7,765	128	122	250
Gold sold	- kg	/ - oz 000	- total	3,926	3,789	7,715	126	122	248
Price received	- R/kg	/ - $/oz	- sold	88,793	91,328	90,038	358	340	349
Total cash costs	- R	/ - $	- ton milled	525	528	526	62	58	60
	- R/kg	/ - $/oz	- produced	57,851	58,029	57,938	233	217	225
Total production costs	- R/kg	/ - $/oz	- produced	66,382	66,147	66,267	267	247	257
PRODUCTIVITY									
per employee	- g	/ - oz	- target	189	177	183	6.08	5.68	5.88
			- actual	245	234	240	7.87	7.54	7.70
per employee	- m2	/ - ft2	- target	4.67	4.34	4.51	50.31	46.68	48.50
			- actual	5.19	4.92	5.06	55.91	52.92	54.42
FINANCIAL RESULTS (MILLION)									
Gold income				337	332	669	43	40	83
Cost of sales				257	262	519	33	31	64
Cash operating costs				228	218	446	30	26	56
Other cash costs				2	2	4	-	-	-
Total cash costs				230	220	450	30	26	56
Retrenchment costs				1	-	1	-	-	-
Rehabilitation and other non-cash costs				-	1	1	-	-	-
Production costs				231	221	452	30	26	56
Amortisation of mining assets				33	30	63	4	4	8
Inventory change				(7)	11	4	(1)	1	-
				80	70	150	10	9	19
Realised non-hedge derivatives				11	15	26	2	1	3
Operating profit excluding unrealised non-hedge derivatives				91	85	176	12	10	22
Capital expenditure				95	80	175	12	10	22

SOUTH AFRICA REGION

WEST WITS

SAVUKA MINE				Quarter ended June 2003	Quarter ended March 2003	Six months ended June 2003	Quarter ended June 2003	Quarter ended March 2003	Six months ended June 2003
				Rand / Metric			Dollar / Imperial		
OPERATING RESULTS									
UNDERGROUND									
Area mined - 000	- m2	/ - ft2		38	41	79	410	439	849
Milled - 000	- tonnes	/ - tons							
	- reef			263	261	524	291	287	578
	- waste			-	-	-	-	-	-
	- surface and dump reclamation			-	-	-	-	-	-
	- total			263	261	524	291	287	578
Yield	- g/t	/ - oz/t							
	- reef			6.27	5.72	6.00	0.183	0.167	0.175
	- waste			-	-	-	-	-	-
	- surface and dump reclamation			-	-	-	-	-	-
	- average			6.27	5.72	6.00	0.183	0.167	0.175
Gold produced	- kg	/ - oz 000							
	- reef			1,653	1,492	3,145	53	48	101
	- waste			-	-	-	-	-	-
	- surface and dump reclamation			-	-	-	-	-	-
	- total			1,653	1,492	3,145	53	48	101
Gold sold	- kg	/ - oz 000	- total	1,629	1,492	3,121	52	48	100
Price received	- R/kg	/ - $/oz	- sold	89,146	91,546	90,294	358	343	351
Total cash costs	- R	/ - $	- ton milled	599	612	605	70	67	68
	- R/kg	/ - $/oz	- produced	95,444	106,918	100,888	384	399	391
Total production costs	- R/kg	/ - $/oz	- produced	98,424	109,309	103,588	396	408	402
PRODUCTIVITY									
per employee	- g	/ - oz	- target	125	120	122	4.01	3.86	3.93
			- actual	116	99	107	3.73	3.17	3.44
per employee	- m2	/ - ft2	- target	4.18	3.75	3.97	44.94	40.40	42.69
			- actual	2.68	2.69	2.69	28.81	28.98	28.90
FINANCIAL RESULTS (MILLION)									
Gold income				140	129	269	19	15	34
Cost of sales				163	160	323	21	19	40
Cash operating costs				156	158	314	20	19	39
Other cash costs				2	1	3	-	-	-
Total cash costs				158	159	317	20	19	39
Retrenchment costs				1	-	1	-	-	-
Rehabilitation and other non-cash costs				1	-	1	-	-	-
Production costs				160	159	319	20	19	39
Amortisation of mining assets				4	3	7	1	-	1
Inventory change				(1)	(2)	(3)	-	-	-
				(23)	(31)	(54)	(2)	(4)	(6)
Realised non-hedge derivatives				7	7	14	-	1	1
Operating profit excluding unrealised non-hedge derivatives				(16)	(24)	(40)	(2)	(3)	(5)
Capital expenditure				15	17	32	2	2	4

SOUTH AFRICA REGION

WEST WITS

TAUTONA MINE				Quarter ended June 2003	Quarter ended March 2003	Six months ended June 2003	Quarter ended June 2003	Quarter ended March 2003	Six months ended June 2003
				Rand / Metric			Dollar / Imperial		
OPERATING RESULTS									
UNDERGROUND									
Area mined - 000	- m2	/ - ft2		73	78	151	792	835	1,627
Milled - 000	- tonnes	/ - tons							
	- reef			421	426	847	464	469	933
	- waste			-	-	-	-	-	-
	- surface and dump reclamation			-	-	-	-	-	-
	- total			421	426	847	464	469	933
Yield	- g/t	/ - oz/t							
	- reef			11.93	11.10	11.51	0.348	0.324	0.336
	- waste			-	-	-	-	-	-
	- surface and dump reclamation			-	-	-	-	-	-
	- average			11.93	11.10	11.51	0.348	0.324	0.336
Gold produced	- kg	/ - oz 000							
	- reef			5,024	4,724	9,748	161	152	313
	- waste			-	-	-	-	-	-
	- surface and dump reclamation			-	-	-	-	-	-
	- total			5,024	4,724	9,748	161	152	313
Gold sold	- kg	/ - oz 000	- total	4,955	4,724	9,679	159	152	311
Price received	- R/kg	/ - $/oz	- sold	88,664	91,453	90,025	357	342	349
Total cash costs	- R	/ - $	- ton milled	550	545	547	65	59	62
	- R/kg	/ - $/oz	- produced	46,091	49,103	47,551	186	183	184
Total production costs	- R/kg	/ - $/oz	- produced	48,806	51,642	50,180	196	193	195
PRODUCTIVITY									
per employee	- g	/ - oz	- target	298	293	295	9.59	9.41	9.50
			- actual	298	278	288	9.59	8.95	9.27
per employee	- m2	/ - ft2	- target	4.55	4.50	4.53	49.03	48.39	48.71
			- actual	4.37	4.57	4.47	47.02	49.21	48.12
FINANCIAL RESULTS (MILLION)									
Gold income				423	411	834	55	49	104
Cost of sales				244	247	491	32	29	61
Cash operating costs				229	230	459	29	28	57
Other cash costs				2	2	4	1	-	1
Total cash costs				231	232	463	30	28	58
Retrenchment costs				1	-	1	-	-	-
Rehabilitation and other non-cash costs				1	1	2	-	-	-
Production costs				233	233	466	30	28	58
Amortisation of mining assets				12	10	22	2	1	3
Inventory change				(1)	4	3	-	-	-
				179	164	343	23	20	43
Realised non-hedge derivatives				16	20	36	2	2	4
Operating profit excluding unrealised non-hedge derivatives				195	184	379	25	22	47
Capital expenditure				31	28	59	4	3	7



EAST & WEST AFRICA REGION

GEITA - Attributable 50%	Quarter ended June 2003	Quarter ended March 2003	Six months ended June 2003	Quarter ended June 2003	Quarter ended March 2003	Six months ended June 2003
	Rand / Metric			Dollar / Imperial		
OPERATING RESULTS						
OPEN-PIT OPERATION						
Mined - 000 - tonnes / - tons	7,849	6,208	14,057	8,651	6,844	15,495
Volume mined - 000 - bcm / - bcy	2,957	2,309	5,266	3,868	3,020	6,888
Stripping ratio - t(mined total-mined ore)/t mined ore	10.93	10.98	10.95	10.93	10.98	10.95
Treated - 000 - tonnes / - tons	747	698	1,445	823	770	1,593
Yield - g/t / - oz/t	2.58	2.83	2.70	0.075	0.083	0.079
Gold produced - kg / - oz 000	1,925	1,976	3,901	62	64	126
Gold sold - kg / - oz 000	1,925	1,976	3,901	62	64	126
Price received - R/kg / - $/oz - sold	76,380	82,334	79,396	307	308	307
Total cash costs - R/kg / - $/oz - produced	57,231	58,063	57,653	230	217	224
Total production costs - R/kg / - $/oz - produced	66,274	68,758	67,532	267	257	262
PRODUCTIVITY						
per employee - g / - oz - target	1,342	1,360	1,351	43.13	43.73	43.43
- actual	934	1,076	1,001	30.03	34.61	32.18
FINANCIAL RESULTS (MILLION)						
Gold income	145	160	305	19	19	38
Cost of sales	126	135	261	17	16	33
Cash operating costs	103	108	211	13	13	26
Other cash costs	7	7	14	1	1	2
Total cash costs	110	115	225	14	14	28
Rehabilitation and other non-cash costs	1	2	3	1	-	1
Production costs	111	117	228	15	14	29
Amortisation of mining assets	16	19	35	2	2	4
Inventory change	(1)	(1)	(2)	-	-	-
	19	25	44	2	3	5
Realised non-hedge derivatives	2	3	5	1	-	1
Operating profit excluding unrealised non-hedge derivatives	21	28	49	3	3	6
Capital expenditure	17	15	32	2	2	4

EAST & WEST AFRICA REGION

	Quarter ended June 2003	Quarter ended March 2003	Six months ended June 2003	Quarter ended June 2003	Quarter ended March 2003	Six months ended June 2003
MORILA - Attributable 40%	Rand / Metric			Dollar / Imperial		
OPERATING RESULTS						
OPEN-PIT OPERATION						
Mined - 000 - tonnes / - tons	2,131	2,383	4,514	2,350	2,626	4,976
Volume mined - 000 - bcm / - bcy	827	951	1,778	1,083	1,243	2,326
Stripping ratio - t(mined total-mined ore)/t mined ore	3.19	3.87	3.52	3.19	3.87	3.52
Treated - 000 - tonnes / - tons	308	332	640	340	366	706
Yield - g/t / - oz/t	9.54	8.93	9.22	0.278	0.260	0.269
Gold produced - kg / - oz 000	2,942	2,966	5,908	95	95	190
Gold sold - kg / - oz 000	3,005	2,903	5,908	97	93	190
Price received - R/kg / - $/oz - sold	84,164	90,035	87,049	337	339	338
Total cash costs - R/kg / - $/oz - produced	23,387	22,415	22,899	94	84	89
Total production costs - R/kg / - $/oz - produced	38,758	39,170	38,965	156	147	151
PRODUCTIVITY						
per employee - g / - oz - target	3,863	3,502	3,682	124.18	112.60	118.39
- actual	4,282	4,337	4,309	137.67	139.43	138.55
FINANCIAL RESULTS (MILLION)						
Gold income	253	261	514	32	32	64
Cost of sales	115	116	231	15	14	29
Cash operating costs	51	48	99	6	6	12
Other cash costs	18	18	36	3	2	5
Total cash costs	69	66	135	9	8	17
Rehabilitation and other non-cash costs	-	1	1	-	-	-
Production costs	69	67	136	9	8	17
Amortisation of mining assets	45	49	94	6	6	12
Inventory change	1	-	1	-	-	-
	138	145	283	17	18	35
Realised non-hedge derivatives	-	1	1	-	-	-
Operating profit excluding unrealised non-hedge derivatives	138	146	284	17	18	35
Capital expenditure	9	10	19	1	1	2

EAST & WEST AFRICA REGION

NAVACHAB					Quarter ended June 2003	Quarter ended March 2003	Six months ended June 2003	Quarter ended June 2003	Quarter ended March 2003	Six months ended June 2003
					Rand / Metric			Dollar / Imperial		
OPERATING RESULTS										
OPEN-PIT OPERATION										
Mined - 000	- tonnes	/	- tons		974	972	1,946	1,074	1,071	2,145
Volume mined - 000	- bcm	/	- bcy		360	364	724	471	476	947
Stripping ratio	- t(mined total-mined ore)/t mined ore				0.69	1.82	1.11	0.69	1.82	1.11
Treated - 000	- tonnes	/	- tons		344	310	654	380	341	721
Yield	- g/t	/	- oz/t		1.90	1.82	1.87	0.056	0.053	0.054
Gold produced	- kg	/	- oz 000		657	564	1,221	21	18	39
Gold sold	- kg	/	- oz 000		657	564	1,221	21	18	39
Price received	- R/kg	/	- $/oz	- sold	85,900	93,283	89,312	346	347	346
Total cash costs	- R/kg	/	- $/oz	- produced	54,756	63,763	58,919	220	238	228
Total production costs	- R/kg	/	- $/oz	- produced	57,533	66,278	61,575	231	248	239
PRODUCTIVITY										
per employee	- g	/	- oz	- target	626	604	615	20.12	19.41	19.76
				- actual	634	502	565	20.40	16.13	18.17
FINANCIAL RESULTS (MILLION)										
Gold income					56	53	109	8	6	14
Cost of sales					40	21	61	6	2	8
Cash operating costs					35	20	55	5	2	7
Other cash costs					1	-	1	-	-	-
Total cash costs					36	20	56	5	2	7
Rehabilitation and other non-cash costs					-	-	-	-	-	-
Production costs					36	20	56	5	2	7
Amortisation of mining assets					2	1	3	1	-	1
Inventory change					2	-	2	-	-	-
					16	32	48	2	4	6
Realised non-hedge derivatives					-	-	-	-	-	-
Operating profit excluding unrealised non-hedge derivatives					16	32	48	2	4	6
Capital expenditure					6	4	10	-	1	1

EAST & WEST AFRICA REGION

SADIOLA - Attributable 38%					Quarter ended June 2003	Quarter ended March 2003	Six months ended June 2003	Quarter ended June 2003	Quarter ended March 2003	Six months ended June 2003
					Rand / Metric			Dollar / Imperial		
OPERATING RESULTS										
OPEN-PIT OPERATION										
Mined - 000	- tonnes	/	- tons		1,840	1,710	3,550	2,028	1,885	3,913
Volume mined - 000	- bcm	/	- bcy		966	921	1,887	1,263	1,205	2,468
Stripping ratio	- t(mined total-mined ore)/t mined ore				1.70	2.88	2.16	1.70	2.88	2.16
Treated - 000	- tonnes	/	- tons		491	451	942	541	497	1,038
Yield	- g/t	/	- oz/t		2.52	2.72	2.61	0.074	0.079	0.076
Gold produced	- kg	/	- oz 000		1,237	1,226	2,463	39	40	79
Gold sold	- kg	/	- oz 000		1,193	1,337	2,530	39	42	81
Price received	- R/kg	/	- $/oz	- sold	86,457	94,949	90,941	347	356	351
Total cash costs	- R/kg	/	- $/oz	- produced	52,990	55,431	54,205	213	207	210
Total production costs	- R/kg	/	- $/oz	- produced	68,618	72,075	70,339	276	269	272
PRODUCTIVITY										
per employee	- g	/	- oz	- target	2,115	2,073	2,094	68.01	66.64	67.33
				- actual	1,808	1,808	1,808	58.12	58.14	58.13
FINANCIAL RESULTS (MILLION)										
Gold income					103	127	230	14	15	29
Cost of sales					82	94	176	11	11	22
Cash operating costs					58	59	117	8	7	15
Other cash costs					7	9	16	1	1	2
Total cash costs					65	68	133	9	8	17
Rehabilitation and other non-cash costs					1	1	2	-	-	-
Production costs					66	69	135	9	8	17
Amortisation of mining assets					19	19	38	3	2	5
Inventory change					(3)	6	3	(1)	1	-
					21	33	54	3	4	7
Realised non-hedge derivatives					-	-	-	-	-	-
Operating profit excluding unrealised non-hedge derivatives					21	33	54	3	4	7
Capital expenditure					6	8	14	1	1	2

EAST & WEST AFRICA REGION

YATELA - Attributable 40%					Quarter ended June 2003	Quarter ended March 2003	Six months ended June 2003	Quarter ended June 2003	Quarter ended March 2003	Six months ended June 2003
					Rand / Metric			Dollar / Imperial		
OPERATING RESULTS										
OPEN-PIT OPERATION										
Mined - 000	- tonnes	/	- tons		1,782	1,744	3,526	1,965	1,922	3,887
Volume mined - 000	- bcm	/	- bcy		915	858	1,773	1,197	1,122	2,319
Stripping ratio	- t(mined total-mined ore)/t mined ore				7.18	6.59	6.88	7.18	6.59	6.88
Treated - 000	- tonnes	/	- tons		278	296	574	307	326	633
Yield	- g/t	/	- oz/t		3.35	2.25	2.78	0.098	0.066	0.081
Gold produced	- kg	/	- oz 000		931	665	1,596	30	21	51
Gold sold	- kg	/	- oz 000		878	673	1,551	28	22	50
Price received	- R/kg	/	- $/oz	- sold	86,232	94,261	89,719	346	355	350
Total cash costs	- R/kg	/	- $/oz	- produced	49,406	54,197	51,401	198	204	201
Total production costs	- R/kg	/	- $/oz	- produced	61,318	72,761	66,082	246	273	257
PRODUCTIVITY										
per employee	- g	/	- oz	- target	1,667	1,221	1,444	53.60	39.27	46.42
				- actual	1,383	1,112	1,255	44.46	35.75	40.36
FINANCIAL RESULTS (MILLION)										
Gold income					76	63	139	9	8	17
Cost of sales					55	50	105	7	6	13
Cash operating costs					41	31	72	5	4	9
Other cash costs					5	5	10	-	1	1
Total cash costs					46	36	82	5	5	10
Rehabilitation and other non-cash costs					1	1	2	-	-	-
Production costs					47	37	84	5	5	10
Amortisation of mining assets					11	11	22	2	1	3
Inventory change					(3)	2	(1)	-	-	-
					21	13	34	2	2	4
Realised non-hedge derivatives					-	-	-	-	-	-
Operating profit excluding unrealised non-hedge derivatives					21	13	34	2	2	4
Capital expenditure					14	11	25	2	1	3

NORTH AMERICA REGION

CRIPPLE CREEK & VICTOR J.V.				Quarter ended June 2003	Quarter ended March 2003	Six months ended June 2003	Quarter ended June 2003	Quarter ended March 2003	Six months ended June 2003
				Rand / Metric			Dollar / Imperial		
OPERATING RESULTS									
OPEN-PIT OPERATION									
Mined - 000	- tonnes	/ - tons		10,189	10,839	21,028	11,232	11,947	23,179
Stripping ratio	- t(mined total-mined ore)/t mined ore			1.54	2.37	1.91	1.54	2.37	1.91
Treated - 000	- tonnes	/ - tons		4,364	3,626	7,990	4,811	3,997	8,808
Gold in ore	- kg	/ - oz 000		4,646	3,881	8,527	149	125	274
Yield	- g/t	/ - oz/t		0.56	0.54	0.55	0.016	0.016	0.016
Gold produced	- kg	/ - oz 000		2,433	1,957	4,390	78	63	141
Gold sold	- kg	/ - oz 000		2,433	1,957	4,390	78	63	141
Price received	- R/kg	/ - $/oz	- sold	85,559	87,521	86,434	344	324	335
Total cash costs *	- R/kg	/ - $/oz	- produced	46,736	50,739	48,521	188	188	188
Total production costs	- R/kg	/ - $/oz	- produced	77,817	80,711	79,107	313	299	307
PRODUCTIVITY									
per employee	- g	/ - oz	- target	2,488	2,150	2,320	80.00	69.13	74.58
			- actual	2,447	2,054	2,255	78.68	66.04	72.49
FINANCIAL RESULTS (MILLION)									
Gold income				205	171	376	27	20	47
Cost of sales				189	158	347	25	19	44
Cash operating costs				142	140	282	18	17	35
Other cash costs				5	6	11	-	1	1
Total cash costs				147	146	293	18	18	36
Rehabilitation and other non-cash costs				(6)	(10)	(16)	-	(1)	(1)
Production costs				141	136	277	18	17	35
Amortisation of mining assets				82	69	151	11	8	19
Inventory change				(34)	(47)	(81)	(4)	(6)	(10)
				16	13	29	2	1	3
Realised non-hedge derivatives				3	-	3	1	-	1
Operating profit excluding unrealised non-hedge derivatives				19	13	32	3	1	4
Capital expenditure				63	47	110	8	6	14

* Total cash cost calculation includes inventory change



NORTH AMERICA REGION

	Quarter ended June 2003	Quarter ended March 2003	Six months ended June 2003	Quarter ended June 2003	Quarter ended March 2003	Six months ended June 2003
JERRITT CANYON J.V. - Attributable 70%	**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS						
UNDERGROUND OPERATION						
Mined - 000 - tonnes / - tons	240	239	479	265	263	528
Treated - 000 - tonnes / - tons	232	231	463	256	255	511
Gold in ore - kg / - oz 000	1,727	1,695	3,422	55	55	110
Yield - g/t / - oz/t	7.41	6.89	7.15	0.216	0.201	0.209
Gold produced - kg / - oz 000	1,719	1,593	3,312	56	51	107
Gold sold - kg / - oz 000	1,719	1,592	3,311	55	51	106
Price received - R/kg / - $/oz - sold	86,232	87,050	86,625	346	324	336
Total cash costs - R/kg / - $/oz - produced	67,158	72,414	69,686	270	270	270
Total production costs - R/kg / - $/oz - produced	90,237	99,426	94,657	363	370	366
PRODUCTIVITY						
per employee - g / - oz - target	2,154	1,878	2,015	69.27	60.37	64.78
- actual	1,991	1,810	1,899	64.00	58.19	61.07
FINANCIAL RESULTS (MILLION)						
Gold income	145	139	284	18	17	35
Cost of sales	161	161	322	21	19	40
Cash operating costs	115	114	229	14	14	28
Other cash costs	1	1	2	-	-	-
Total cash costs	116	115	231	14	14	28
Rehabilitation and other non-cash costs	2	3	5	1	-	1
Production costs	118	118	236	15	14	29
Amortisation of mining assets	37	40	77	5	5	10
Inventory change	6	3	9	1	-	1
	(16)	(22)	(38)	(3)	(2)	(5)
Realised non-hedge derivatives	2	-	2	1	(1)	-
Operating profit excluding unrealised non-hedge derivatives	(14)	(22)	(36)	(2)	(3)	(5)
Capital expenditure	12	8	20	1	1	2

SOUTH AMERICA REGION

	Quarter ended June 2003	Quarter ended March 2003	Six months ended June 2003	Quarter ended June 2003	Quarter ended March 2003	Six months ended June 2003
CERRO VANGUARDIA - Attributable 92.50% *	**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS						
OPEN-PIT OPERATION						
Mined - 000 - tonnes / - tons	4,153	3,206	7,359	4,577	3,534	8,111
Stripping ratio - t(mined total-mined ore)/t mined ore	19.23	16.02	17.70	19.23	16.02	17.70
Treated - 000 - tonnes / - tons	227	219	446	251	241	492
Gold in ore - kg / - oz 000	1,593	1,934	3,527	51	62	113
Yield - g/t / - oz/t	6.70	8.56	7.62	0.196	0.250	0.222
Gold produced - kg / - oz 000	1,524	1,873	3,397	49	60	109
Gold sold - kg / - oz 000	1,605	1,894	3,499	51	61	112
Price received - R/kg / - $/oz - sold	85,207	89,513	87,539	343	333	338
Total cash costs - R/kg / - $/oz - produced	37,753	32,131	34,652	152	120	134
Total production costs - R/kg / - $/oz - produced	67,966	58,057	62,500	274	216	242
PRODUCTIVITY						
per employee - g / - oz - target	1,613	1,656	1,634	51.85	53.26	52.54
- actual	1,052	1,269	1,162	33.83	40.80	37.35
FINANCIAL RESULTS (MILLION)						
Gold income	143	178	321	19	21	40
Cost of sales	104	106	210	13	13	26
Cash operating costs	46	47	93	6	5	11
Other cash costs	11	13	24	1	2	3
Total cash costs	57	60	117	7	7	14
Rehabilitation and other non-cash costs	1	1	2	-	-	-
Production costs	58	61	119	7	7	14
Amortisation of mining assets	45	48	93	6	6	12
Inventory change	1	(3)	(2)	-	-	-
	39	72	111	6	8	14
Realised non-hedge derivatives	3	6	9	-	1	1
Operating profit excluding unrealised non-hedge derivatives	42	78	120	6	9	15
Capital expenditure	17	7	24	2	1	3

* Effective July 2002 (previously 46.25%)

SOUTH AMERICA REGION

MORRO VELHO				Quarter ended June 2003	Quarter ended March 2003	Six months ended June 2003	Quarter ended June 2003	Quarter ended March 2003	Six months ended June 2003
				Rand / Metric			Dollar / Imperial		
OPERATING RESULTS									
UNDERGROUND OPERATION									
Mined - 000	- tonnes	/ - tons		231	223	454	255	245	500
Treated - 000	- tonnes	/ - tons		235	216	451	258	240	498
Gold in ore	- kg	/ - oz 000		1,686	1,665	3,351	54	54	108
Yield	- g/t	/ - oz/t		6.69	7.07	6.87	0.195	0.206	0.200
Gold produced	- kg	/ - oz 000		1,569	1,537	3,106	51	49	100
OPEN-PIT OPERATION									
Mined - 000	- tonnes	/ - tons		1,405	485	1,890	1,548	535	2,083
Stripping ratio	- t(mined total-mined ore)/t mined ore			26.92	16.88	23.40	26.92	16.88	23.40
Treated - 000	- tonnes	/ - tons		45	36	81	50	40	90
Gold in ore	- kg	/ - oz 000		169	123	292	5	4	9
Yield	- g/t	/ - oz/t		3.39	3.10	3.26	0.099	0.090	0.095
Gold produced	- kg	/ - oz 000		153	112	265	5	4	9
TOTAL									
Yield	- g/t	/ - oz/t		6.16	6.50	6.32	0.180	0.190	0.184
Gold produced	- kg	/ - oz 000		1,722	1,649	3,371	55	53	108
Gold sold	- kg	/ - oz 000		1,763	1,689	3,452	57	54	111
Price received	- R/kg	/ - $/oz	- sold	88,835	101,409	94,985	357	380	368
Total cash costs	- R/kg	/ - $/oz	- produced	35,631	33,977	34,822	143	127	135
Total production costs	- R/kg	/ - $/oz	- produced	50,421	49,924	50,178	203	186	195
PRODUCTIVITY									
per employee	- g	/ - oz	- target	427	406	416	13.74	13.04	13.39
			- actual	443	413	428	14.24	13.29	13.76
FINANCIAL RESULTS (MILLION)									
Gold income				152	157	309	20	19	39
Cost of sales				85	84	169	11	10	21
Cash operating costs				60	54	114	8	7	15
Other cash costs				1	2	3	-	-	-
Total cash costs				61	56	117	8	7	15
Rehabilitation and other non-cash costs				-	2	2	-	-	-
Production costs				61	58	119	8	7	15
Amortisation of mining assets				24	25	49	3	3	6
Inventory change				-	1	1	-	-	-
				67	73	140	9	9	18
Realised non-hedge derivatives				3	14	17	-	2	2
Operating profit excluding unrealised non-hedge derivatives				70	87	157	9	11	20
Capital expenditure				43	39	82	5	5	10

SOUTH AMERICA REGION

SERRA GANDE - Attributable 50%					Quarter ended June 2003	Quarter ended March 2003	Six months ended June 2003	Quarter ended June 2003	Quarter ended March 2003	Six months ended June 2003
					Rand / Metric			Dollar / Imperial		
OPERATING RESULTS										
UNDERGROUND OPERATION										
Mined - 000	- tonnes	/	- tons		92	94	186	102	103	205
Treated - 000	- tonnes	/	- tons		95	93	188	104	103	207
Gold in ore	- kg	/	- oz 000		775	770	1,545	25	25	50
Yield	- g/t	/	- oz/t		7.94	7.90	7.92	0.232	0.230	0.231
Gold produced	- kg	/	- oz 000		749	736	1,485	24	24	48
Gold sold	- kg	/	- oz 000		778	703	1,481	25	23	48
Price received	- R/kg	/	- $/oz	- sold	88,972	100,981	94,674	357	377	367
Total cash costs	- R/kg	/	- $/oz	- produced	25,756	24,914	25,339	104	93	98
Total production costs	- R/kg	/	- $/oz	- produced	39,655	40,426	40,037	160	151	155
PRODUCTIVITY										
per employee	- g	/	- oz	- target	889	880	885	28.60	28.29	28.44
				- actual	957	947	952	30.78	30.46	30.62
FINANCIAL RESULTS (MILLION)										
Gold income					67	66	133	8	8	16
Cost of sales					30	29	59	4	3	7
Cash operating costs					18	18	36	2	2	4
Other cash costs					-	1	1	-	-	-
Total cash costs					18	19	37	2	2	4
Rehabilitation and other non-cash costs					1	-	1	-	-	-
Production costs					19	19	38	2	2	4
Amortisation of mining assets					10	11	21	2	1	3
Inventory change					1	(1)	-	-	-	-
					37	37	74	4	5	9
Realised non-hedge derivatives					2	5	7	1	-	1
Operating profit excluding unrealised non-hedge derivatives					39	42	81	5	5	10
Capital expenditure					6	3	9	1	-	1

AUSTRALIA REGION

SUNRISE DAM				Quarter ended June 2003	Quarter ended March 2003	Six months ended June 2003	Quarter ended June 2003	Quarter ended March 2003	Six months ended June 2003
				Rand / Metric			Dollar / Imperial		
OPERATING RESULTS									
OPEN-PIT OPERATION									
Volume mined - 000	- bcm	/ - bcy		5,583	3,704	9,287	7,303	4,845	12,148
Stripping ratio	- t(mined total-mined ore)/t mined ore			17.24	11.61	14.66	17.24	11.61	14.66
Treated - 000	- tonnes	/ - tons		879	844	1,723	969	930	1,899
Yield	- g/t	/ - oz/t		2.97	3.52	3.24	0.087	0.103	0.094
Gold produced	- kg	/ - oz 000		2,613	2,968	5,581	84	95	179
Gold sold	- kg	/ - oz 000		2,797	2,785	5,582	90	90	180
Price received	- R/kg	/ - $/oz	- sold	91,104	99,986	95,537	366	374	370
Total cash costs	- R/kg	/ - $/oz	- produced	60,712	52,923	56,569	244	198	219
Total production costs	- R/kg	/ - $/oz	- produced	78,480	68,223	73,024	315	255	283
PRODUCTIVITY									
per employee	- g	/ - oz	- target	3,056	3,070	3,063	98.24	98.71	98.48
			- actual	2,782	3,185	2,983	89.44	102.40	95.90
FINANCIAL RESULTS (MILLION)									
Gold income				255	266	521	33	32	65
Cost of sales				207	209	416	27	25	52
Cash operating costs				152	151	303	20	18	38
Other cash costs				6	6	12	1	1	2
Total cash costs				158	157	315	21	19	40
Rehabilitation and other non-cash costs				2	2	4	-	-	-
Production costs				160	159	319	21	19	40
Amortisation of mining assets				44	44	88	6	5	11
Inventory change				3	6	9	-	1	1
				48	57	105	6	7	13
Realised non-hedge derivative gains (losses)				(1)	13	12	-	1	1
Operating profit excluding unrealised non-hedge derivatives				47	70	117	6	8	14
Capital expenditure				20	25	45	3	3	6

AUSTRALIA REGION

UNION REEFS				Quarter ended June 2003	Quarter ended March 2003	Six months ended June 2003	Quarter ended June 2003	Quarter ended March 2003	Six months ended June 2003
				Rand / Metric			Dollar / Imperial		
OPERATING RESULTS									
OPEN-PIT OPERATION									
Volume mined - 000	- bcm	/ - bcy		496	832	1,328	648	1,089	1,737
Stripping ratio	- t(mined total-mined ore)/t mined ore			3.65	9.21	5.67	3.65	9.21	5.67
Treated - 000	- tonnes	/ - tons		702	647	1,349	774	713	1,487
Yield	- g/t	/ - oz/t		1.25	0.91	1.09	0.036	0.027	0.032
Gold produced	- kg	/ - oz 000		875	590	1,465	28	19	47
Gold sold	- kg	/ - oz 000		863	605	1,468	28	19	47
Price received	- R/kg	/ - $/oz	- sold	90,052	99,922	94,116	362	372	366
Total cash costs	- R/kg	/ - $/oz	- produced	57,966	104,091	76,539	233	389	296
Total production costs	- R/kg	/ - $/oz	- produced	58,782	114,398	81,177	237	426	313
PRODUCTIVITY									
per employee	- g	/ - oz	- target	2,706	3,130	2,918	87.00	100.64	93.82
			- actual	1,874	1,145	1,492	60.24	36.82	47.96
FINANCIAL RESULTS (MILLION)									
Gold income				78	58	136	10	7	17
Cost of sales				58	66	124	7	8	15
Cash operating costs				51	61	112	6	7	13
Other cash costs				-	-	-	-	-	-
Total cash costs				51	61	112	6	7	13
Rehabilitation and other non-cash costs				1	4	5	-	1	1
Production costs				52	65	117	6	8	14
Amortisation of mining assets				-	2	2	-	-	-
Inventory change				6	(1)	5	1	-	1
				20	(8)	12	3	(1)	2
Realised non-hedge derivative gains (losses)				-	2	2	-	-	-
Operating profit excluding unrealised non-hedge derivatives				20	(6)	14	3	(1)	2
Capital expenditure				-	-	-	-	-	-

AngloGold Riches of Africa

Jewellery Design Competition



The neck piece designed by the overall winner of Riches of Africa 2003 (centre) with the shoulder piece placed second (left) and the choker placed third (right)

A leader in gold marketing internationally, AngloGold is involved in a range of projects to increase consumer demand for gold jewellery through enhancing its image and desirability. These have included the sponsorship of a number of gold jewellery competitions, which the company has found to be an effective way of encouraging designers to experiment with new styles and techniques in gold.

When AngloGold established the Riches of Africa gold jewellery design competition in South Africa in 1998, there were further objectives in mind. These were to use the competition to enhance local skills and to support the local gold jewellery industry, and to use the event to showcase the design and goldsmithing capabilities of South Africans.

With the recent unveiling of the fifth gold jewellery collection – Riches of Africa 2003 – in Johannesburg, it seems appropriate to reflect on what has been achieved since the competition was launched. Support for the event has grown, with the number of entries growing from 204 in 1999 to 1,112 in 2003. Unquestionably, if the collections of the first and fifth competitions are compared the pieces of 2003 are more innovative, more visually arresting and definitely bolder than those of 1999.

This does not detract from the achievements of the first winners. The progress is testimony to the great value of competitions, challenging people to try ever harder to improve standards and to innovate. It is also a consequence of changes to the rules every year. These changes have been made in the interests of fine-tuning competition conditions to give entrants every chance to produce the best work possible. Important changes that have been made are the introduction of a theme; the holding of workshops for all entrants; the opening of the competition to non-jewellers, making the event accessible to people involved in all design disciplines; and the scrapping of separate categories for professionals and amateurs. The most significant development in 2003 has been to allow participants to include both white and coloured gold in their designs.

The overall winner of this year's competition was Cape Town-based Johan Louw, for a neck piece inspired by the wings of dragonflies. Noeline Kruger, also from Cape Town took second place and Alet-Marie van Zyl, from Johannesburg, was placed third.

The Minister of Minerals and Energy, Phumzile Mlambo-Ngcuka, speaking at the award ceremony, recognised the significant contribution made by AngloGold to the development of South African jewellery design talent. She applauded AngloGold's involvement with OroAfrica and that company's success in growing its jewellery exports to the United States during the past two years.



The Riches of Africa collections are exhibited throughout South Africa and abroad, either in fashion shows where they are teamed with designer garments or in exhibitions.

AngloGold is proud of the role that Riches of Africa has played in bringing the talents of South African jewellery designers and goldsmiths to the attention of a wide audience.



Administrative information

AngloGold Limited
Registration No. 1944/017354/06
Incorporated in the Republic of South Africa
ISIN: ZAE000043485
Share codes:
JSE: ANG
LSE: 79 LK
NYSE: AU
ASX: AGG
Euronext Paris: VA FP
Euronext Brussels: ANG BB

JSE Sponsor: UBS

Contacts
South Africa
Steve Lenahan
Telephone: +27 11 637 6248
Fax: +27 11 637 6400
E-mail: slenahan@anglogold.com

Peta Baldwin
Telephone: +27 11 637 6647
Fax: +27 11 637 6399
E-mail: pbaldwin@anglogold.com

Europe/Asia
Tomasz Nadrowski
Telephone: +1 212 750 7999
Fax: +1 212 750 5626
E-mail: tnadrowski@anglogold.com

United States of America
Charles Carter
Telephone: (800) 417 9255 (toll free in USA and Canada) or +1 212 750 7999
Fax: +1 212 750 5626
E-mail: cecarter@anglogold.com

Australia
Andrea Maxey
Telephone: + 61 8 9425 4604
Fax: + 61 8 9425 4662
E-mail: amaxey@anglogold.com.au

General E-mail enquiries
investors@anglogold.com

AngloGold website
http://www.anglogold.com

PRINTED BY INCE (PTY) LIMITED

Directors
Executive
R M Godsell (Chief Executive Officer)
J G Best
D L Hodgson
K H Williams

Non-Executive
R P Edey* (Chairman)
Dr T J Motlatsi (Deputy Chairman)
F B Arisman#
Mrs E le R Bradley
C B Brayshaw
A W Lea (Alternate: P G Whitcutt)
W A Nairn (Alternate: A H Calver*)
J Ogilvie Thompson (Alternate: D D Barber)
N F Oppenheimer
A J Trahar

* British # American

Offices
Registered and Corporate
Managing Secretary
Ms Y Z Simelane

Company Secretary
C R Bull

11 Diagonal Street
Johannesburg 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624

Australia
Level 13, St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4604
Fax: +61 8 9425 4662

United Kingdom Secretaries
St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989

Share Registrars
South Africa
Computershare Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: +27 11 370 7700
Fax: +27 11 688 7722

United Kingdom
Computershare Investor Services PLC
PO Box 82
The Pavilions
Bridgwater Road
Bristol BS99 7NH
England
Telephone: +44 870 702 0001
Fax: +44 870 703 6119

Australia
Computershare Investor Services Pty Limited
Level 2, 45 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 7010 (in Australia)
Fax: +61 8 9323 2033

ADR Depositary
The Bank of New York
101 Barclay Street
22nd Floor
New York, NY 10286
United States of America
Telephone: +1 888 269 2377
Fax: +1 212 571 3050/3052

Global BuyDIRECT℠
The Bank of New York maintains a direct share purchase and dividend reinvestment plan for AngloGold. For additional information, please visit The Bank of New York's website at www.globalbuydirect.com or call Shareholder Relations Department at 1-888-BNY-ADRS or write to:
The Bank of New York
Church Street Station
PO Box 11258
New York, NY 10286-1258
United States of America
Fax: +1 302 738 7210

Certain forward-looking statements
Certain statements contained in this document including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices and production, the completion and commencement of commercial operations of certain of AngloGold's exploration and production projects, and its liquidity and capital resources and expenditure, contain certain forward-looking statements regarding AngloGold's operations, economic performance and financial condition. Although AngloGold believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government action, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion of such factors, refer to the annual report on Form 20-F for the year ended 31 December 2002, which was filed with the Securities and Exchange Commission on 7 April 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Limited

Date: JULY 31, 2003

By: /s/ C R BULL

Name: C R Bull
Title: Company Secretary